Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF

HOLDERS OF STAPLED UNITS

(CONSISTING OF TRUST UNITS OF GRANITE REAL ESTATE INVESTMENT TRUST

AND COMMON SHARES OF GRANITE REIT INC.)

TO BE HELD ON THURSDAY, JUNE 4, 2020

and

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

April 24, 2020

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April 24, 2020

Dear Granite Unitholders:

On behalf of our trustees, directors and management, we are pleased to invite you to the joint annual general meetings of holders of stapled units (“Stapled Units”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”). The joint annual general meetings will consist of the annual general meeting of unitholders of Granite REIT and the annual general meeting of shareholders of Granite GP (collectively, the “Meetings”), to be held concurrently at 10:00 a.m. (Toronto time) on Thursday, June 4, 2020. The Meetings have been called to provide unitholders and shareholders with the opportunity to vote on those matters described in the accompanying joint notice of annual general meetings and management information circular / proxy statement.

This year, due to unprecedented public health restrictions related to coronavirus disease (“COVID-19”) including the emergency order issued by the Government of Ontario prohibiting organized public events and social gatherings of more than five people, registered shareholders and unitholders and duly appointed proxyholders are being asked to attend the meetings by live audio webcast at https://web.lumiagm.com/240668827, which will enable registered shareholders and unitholders and duly appointed proxyholders to listen to the Meetings, submit questions, and vote online. Non-registered shareholders and unitholders holding Stapled Units beneficially through an intermediary may listen to the live audio webcast of the Meetings at https://web.lumiagm.com/240668827, but will not have the ability to vote virtually or ask questions. The accompanying joint notice of annual general meetings and management information circular / proxy statement include detailed instructions on how to attend and vote virtually at the Meetings.

2019 was another active and successful year for Granite, represented by strong operating results, a significant increase in net asset value and further improvements to the quality and diversification of the portfolio. In addition, Granite made important enhancements to its platform, adding Teresa Neto as CFO and appointing Witsard Schaper and Jon Sorg as the new Head of Europe and the U.S., respectively, improving our capacity to grow and drive asset performance in our target markets.

In accordance with our strategic objectives for 2019, Granite acquired over $900 million in modern e-commerce and distribution assets and disposed of over $100 million of non-core assets, while generating year-over-year growth in funds from operations (FFO) per Stapled Unit(1) of 3.8% and maintaining a conservative balance sheet with approximately $800 million of liquidity as at December 31, 2019.

From a capital markets perspective, Granite delivered strong total return performance relative to both the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index. Granite also announced an increase in its annual distribution by 3.6% to $2.90 per Stapled Unit for 2020, its eighth consecutive annual increase.

Corporate governance and sustainability were in focus in 2019. Granite introduced multiple new policies and practices to enhance governance, and the election of Fern Grodner and Sheila Murray as Trustees further improved board diversity. Granite also announced its Sustainability Plan in 2019, outlining our principles and actions to incorporate sustainability in our decision-making processes across our organization and portfolio.

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In closing, the COVID-19 and various government interventions and policies, including widespread self-isolation orders, have had a major impact on virtually all businesses globally, including real estate. Although we are well positioned by virtue of our strong liquidity to weather this downturn, which is expected to be temporary but severe, Granite will not be immune to its effect. Consequently, we are implementing appropriate measures to ensure that we are conducting business in a safe and effective manner. As of the date of this letter, all of our employees are working remotely from their homes, and we are working diligently with our service providers to continue to fulfill our obligations through these difficult circumstances.

We hope you can attend the Meetings virtually, but in any case, your vote is important, and your Stapled Units should be represented at the Meetings. If you are unable to participate in the virtual Meetings, please complete, date and sign the proxy form sent to you by mail, and return it in accordance with the instructions set out in the proxy form. Even if you plan to participate in the Meetings virtually, you may find it convenient to express your views in advance by completing and returning the proxy form.

We look forward to connecting with you at the Meetings on June 4, 2020.

Yours truly, Kelly Marshall	Kevan Gorrie

Chairman Granite Real Estate Investment Trust and Granite REIT Inc.	President and Chief Executive Officer Granite Real Estate Investment Trust and Granite REIT Inc.

Note:

(1)	FFO is a measure not defined by International Financial Reporting Standards. For a description of FFO see “Compensation Discussion and Analysis”.

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JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General Meetings of holders of stapled units (collectively, the “Meetings”), being the annual general meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at 10:00 a.m. (Toronto time), on Thursday, June 4, 2020 for the following purposes:

(a)

to receive and consider the annual report of Granite, including the audited combined financial statements of Granite for the financial year ended December 31, 2019 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP the auditor of Granite REIT for the ensuing year, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)

to re-appoint Deloitte LLP the auditor of Granite GP for the ensuing year, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration;

(f)	to consider, and if thought advisable, to pass a non-binding advisory resolution on Granite’s approach to executive compensation; and

(f)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

For disclosure related to each of these matters please refer to “Matters to be Acted Upon at the Meetings” in the Circular. Only shareholders and unitholders of record at the close of business on April 24, 2020 (the “Record Date”), being the record date for the Meetings, will be entitled to receive notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof. This year, due to unprecedented public health restrictions related to coronavirus disease (“COVID-19”), including the emergency order issued by the Government of Ontario prohibiting organized public events and social gatherings of more than five people, registered shareholders and unitholders and duly appointed proxyholders are being asked to attend the Meetings by live audio webcast at https://web.lumiagm.com/240668827, which will enable registered shareholders and unitholders and duly appointed proxyholders to listen to the Meetings, submit questions, and vote online. Non-Registered Holders (as defined below) may listen to the live audio webcast of the Meetings at https://web.lumiagm.com/240668827, but will not have the ability to vote virtually or ask questions. The accompanying form(s) of proxy or voting instruction form include detailed instructions on how to attend and vote virtually at the Meetings.

INSTRUCTIONS FOR ATTENDING THE MEETINGS VIA LIVE AUDIO WEBCAST: Shareholders and unitholders, and duly appointed proxyholders, are invited to attend the Meetings virtually via live audio webcast, by going to https://web.lumiagm.com/240668827.

●

Registered shareholders and unitholders and duly appointed proxyholders can participate in the Meetings by clicking “I have a login” and entering a username and password before the start of the Meetings.

o	Registered shareholders and unitholders: The 15-digit control number located on the form of proxy or in the e-mail notification you received is the username and the password is “granite2020”.

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o	Duly appointed proxyholders: Computershare Investor Services Inc. will provide the proxyholder with a username after the voting deadline has passed. The password to the Meetings is “granite2020”.

It is important that you are connected to the internet at all times during the Meetings in order to vote when balloting commences.

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Only registered shareholders and unitholders and duly appointed proxyholders will be able to vote and ask questions at the Meetings. Non-Registered Holders who have not appointed themselves may attend (but not participate in) the Meetings by clicking “I am a guest” and completing the online form.

The location of the Meetings for the purposes of provisions of the Business Corporations Act (British Columbia) applicable to Granite GP is Granite’s head office located at 77 King Street West, Suite 4010, Toronto, Ontario; however, in light of COVID-19, securityholders will not be permitted to attend the Meetings at such location, and will be permitted to attend only by live audio webcast as described above.

Notice-and-Access

In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of its Management Information Circular / Proxy Statement (the “Circular”) to both registered shareholders and unitholders and non-registered shareholders and unitholders holding stapled units beneficially through an intermediary (“Non-Registered Holders”). The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as the Circular (collectively, the “Meeting Materials”) online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials. Electronic copies of the Meeting Materials and the annual report of Granite, including the audited combined financial statements and management’s discussion and analysis of Granite for the financial year ended December 31, 2019, may be found on Granite’s SEDAR profile at www.sedar.com and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Shareholders and unitholders as of the Record Date will receive Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures, and will not receive paper copies of the Meeting Materials and accompanying form(s) of proxy or voting instruction form. Shareholders and unitholders may obtain paper copies of the Meeting Materials free of charge, or more information about the Notice-and-Access Procedures by contacting Granite’s registrar and transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 (toll free in North America) or 514-982-8716 (outside North America). In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by May 21, 2020. Printed copies of the Circular will also be available for inspection by shareholders and unitholders at Granite GP’s records office located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Voting by Proxy, Telephone or Online

Shareholders and unitholders are reminded to review the Meeting Materials before voting. Although the Meeting Materials are posted electronically, the “joint notice package” also includes a form of proxy or voting instruction form. Registered shareholders and unitholders should complete, date and sign the proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions for completion and delivery contained in the form of proxy. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 2, 2020, or not less than

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48 hours (excluding Saturdays, Sundays and holidays) before the time the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, are convened. The Chair of the Meetings may waive or extend the proxy cut-off without notice. Proxies must be returned to the Chief Executive Officer of Granite REIT and Granite GP c/o the Proxy Department of Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1. Shareholders and unitholders may also elect to vote by use of the telephone or via the internet in accordance with the instructions on the applicable form of proxy.

Non-Registered Holders wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited their duly completed voting instruction form in accordance with the directions provided on the voting instruction form.

Shareholders and unitholders, including Non-Registered Holders, who wish to appoint a third party proxyholder to represent them at the Meetings must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once the shareholder or unitholder has submitted their proxy or voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username that would allow them to participate in the online Meetings. To register a proxyholder, shareholders and unitholders MUST visit http://www.computershare.com/GraniteREIT and provide Computershare Investor Services Inc. with their proxyholder’s contact information by 10:00 a.m. (Toronto time) on June 2, 2020, so that Computershare Investor Services Inc. may provide the proxyholder with a username via e-mail. In order to participate online, shareholders and unitholders must have a valid 15-digit control number and proxyholders must have received an e-mail from Computershare Investor Services Inc. containing a username.

Other Matters

Granite is not aware of any items of business to be brought before the Meetings other than those described in the Circular. Granite is actively monitoring the public health concerns relating to COVID-19 and the advisories and mandates issued by federal, state, provincial and local governments, and related agencies. In the event that it is not possible or advisable to hold the Meetings as currently planned, Granite will announce the decision via a press release, and by posting details on our website that will also be filed on SEDAR as proxy materials.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

KEVAN GORRIE President and Chief Executive Officer Granite Real Estate Investment Trust	KEVAN GORRIE President and Chief Executive Officer Granite REIT Inc.

April 24, 2020

Toronto, Ontario

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MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

The Meeting Materials

This joint Management Information Circular / Proxy Statement dated April 24, 2020 (the “Circular”), the accompanying Joint Notice of Annual General Meetings (the “Notice”), the accompanying form(s) of proxy and all attachments thereto (collectively, the “Meeting Materials”) are furnished to owners (“Unitholders”) of stapled units (“Stapled Units”) (each consisting of one trust unit (a “REIT Unit”) of Granite Real Estate Investment Trust (“Granite REIT”) and one common share (a “GP Share”) of Granite REIT Inc. (“Granite GP”)) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of proxies to be used at the Annual General Meetings of Unitholders (the “Meetings”) to be held concurrently at 10:00 a.m. (Toronto time) on Thursday, June 4, 2020, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

This Circular contains information about both Granite REIT and Granite GP in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. For periods prior to January 3, 2013, the date upon which Granite Real Estate Inc. (“Granite Co.”) converted from a corporate structure to a stapled unit real estate investment trust structure pursuant to the Business Corporations Act (Québec) (the “2013 Arrangement”), this Circular also contains information about Granite Co. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP, each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined in the Granite REIT Declaration of Trust, occurs). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

The Meeting Materials are being provided to Unitholders of record as of the close of business on April 24, 2020. In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of the Meeting Materials to both registered and non-registered (or beneficial) Unitholders.

The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as the Meeting Materials online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials. Electronic copies of the Meeting Materials and the annual report of Granite, including the audited combined financial statements and management’s discussion and analysis of Granite for the financial year ended December 31, 2019, may be found on Granite’s SEDAR profile at www.sedar.com and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Unitholders as of the Record Date will receive Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures, and will not receive paper copies of the Meeting Materials other than the Notice and accompanying form(s) of proxy. Unitholders may obtain paper copies of the Meeting Materials free of charge, or more information about the Notice-and-Access

Procedures by contacting Granite’s registrar and transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 (toll free in North America) or 514-982-8716 (outside North America). In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by May 21, 2020. Printed copies of the Circular will also be available for inspection by Unitholders at Granite GP’s records office located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward the Meeting Materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

VOTING INFORMATION AND GENERAL PROXY MATTERS

Special Measures Related to COVID-19

This year, due to unprecedented public health restrictions related to coronavirus disease (“COVID-19”) including the emergency order issued by the Government of Ontario prohibiting organized public events and social gatherings of more than five people, Unitholders are being asked to attend the Meetings by live audio webcast at https://web.lumiagm.com/240668827, which will enable Unitholders and duly appointed proxyholders to listen to the Meetings, submit questions, and vote online. Non-Registered Holders (as defined below) may listen to the live audio webcast of the Meetings at https://web.lumiagm.com/240668827, but will not have the ability to vote virtually or ask questions. For a detailed description of the procedures for attending and voting virtually at the Meetings, please see “— Attending and Voting Virtually at the Meetings”. The location of the Meetings for the purposes of provisions of the Business Corporations Act (British Columbia) applicable to Granite GP is Granite’s head office located at 77 King Street West, Suite 4010, Toronto, Ontario; however, in light of COVID-19, Unitholders will not be permitted to attend the Meetings at such location, and will be permitted to attend only by live audio webcast as described below.

Granite is not aware of any items of business to be brought before the Meetings other than those described in the Circular. Granite is actively monitoring the public health concerns relating to COVID-19 and the advisories and mandates issued by federal, state, provincial and local governments, and related agencies. ln the event that it is not possible or advisable to hold the Meetings as currently planned, Granite will announce the decision to do so via a press release, and by posting details on our website that will also be filed on SEDAR as proxy materials.

INSTRUCTIONS FOR ATTENDING THE MEETINGS VIA LIVE AUDIO WEBCAST: Unitholders and duly appointed proxyholders are invited to attend the Meetings virtually via live audio webcast, by going to https://web.lumiagm.com/240668827.

●	Registered Unitholders and duly appointed proxyholders can participate in the Meetings by clicking “I have a login” and entering a username and password before the start of the Meetings.

o	Registered Unitholders: The 15-digit control number located on the form of proxy or in the e-mail notification you received is the username and the password is “granite2020”.

o	Duly appointed proxyholders: Computershare Investor Services Inc. will provide the proxyholder with a username after the voting deadline has passed. The password to the Meetings is “granite2020”.

It is important that you are connected to the internet at all times during the Meetings in order to vote when balloting commences.

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Only registered Unitholders and duly appointed proxyholders will be able to vote and ask questions at the Meetings. Non-Registered Holders who have not appointed themselves may attend (but not participate in) the Meetings by clicking “I am a guest” and completing the online form.

Attending and Voting Virtually at the Meetings

A summary of the information Unitholders will need to attend the Meetings by live audio webcast is provided below:

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Registered Unitholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare Investor Services Inc., will be able to vote and submit questions during the Meetings. To do so, please go to https://web.lumiagm.com/240668827 prior to the start of the Meetings to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “granite2020”. Non-Registered Holders who have not appointed themselves to vote at the Meetings may login as a guest, by clicking on “I am a guest” and complete the online form.

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Non-Registered Holders wishing to attend the Meetings virtually who do not have a 15-digit control number or username will only be able attend as a guest, which allows them to listen to the Meetings but not to vote or submit questions. Please see the information under the heading “Non-Registered Holders” for an explanation of why certain Unitholders may not receive a form of proxy, and how Non-Registered Holders may appoint themselves as proxy should they wish to attend and vote at the Meetings via the live audio webcast.

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United States Non-Registered Holders: To attend and vote at the Meetings virtually, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meetings. Follow the instructions from your broker or bank included with the proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meetings, you must submit a copy of your legal proxy to Computershare Investor Services Inc. Requests for registration should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Toronto time) on June 2, 2020. You will receive a confirmation of your registration by e-mail after we receive your registration materials. Once this process is complete, you may attend the Meetings and vote your shares at https://web.lumiagm.com/240668827 during the Meetings. Please note that you are required to register your appointment at http://www.computershare.com/GraniteREIT.

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If you are using a 15-digit control number to login to the live audio webcast and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meetings. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meetings as a guest.

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If you are eligible to vote at the Meetings, it is important that you are connected to the internet at all times during the Meetings in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meetings.

Voting at the Meetings

Each Registered Unitholder, and each Non-Registered Holder who has appointed themself or a third party proxyholder to represent them at the Meetings, will appear on a list of Unitholders prepared by Granite’s registrar and transfer agent, Computershare Investor Services Inc. To have their Stapled Units voted at the Meetings, each Registered Unitholder or proxyholder will be required to enter their control number or username provided by Computershare Investor Services Inc. at https://web.lumiagm.com/240668827 prior to the start of the Meetings if attending virtually. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Computershare Investor Services Inc. at http://www.computershare.com/GraniteREIT after submitting their voting instruction form in order to receive a username (please see the information under the headings “— Registration of Proxyholders” below for details).

Registration of Proxyholders

Unitholders who wish to appoint a third party proxyholder to represent them at the live audio webcast must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that would allow them to participate in the Meetings. To register a proxyholder, Unitholders MUST visit http://www.computershare.com/GraniteREIT and provide Computershare Investor Services Inc. with their proxyholder’s contact information by 10:00 a.m. (Toronto time) on June 2, 2020, so that Computershare Investor Services Inc. may provide the proxyholder with a username via e-mail.

Registered Holders

The persons named as the appointed proxyholder in the accompanying form(s) of proxy are Management appointees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management appointees named in the accompanying form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder, and, in either case, then registering the proxyholder at http://www.computershare.com/GraniteREIT (see “— Registration of proxyholders”).

Unitholders desiring to be represented at the Meetings by proxy must return their forms of proxy to the President and Chief Executive Officer of Granite REIT and Granite GP c/o the Proxy Department of Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, by 10:00 a.m. (Toronto time) on June 2, 2020 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has submitted a proxy attends the Meetings via the live audio webcast and accepts the terms and conditions when entering the Meetings online, any votes cast by such Unitholder on a ballot will be counted and the submitted proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the internet must follow the instructions included in the form(s) of proxy received from Granite.

If a registered Unitholder who has submitted a proxy attends the Meetings via the live audio webcast using a 15-digit control number or username and accepts the terms and conditions when entering the Meetings online, any votes cast by such Unitholder on a ballot will be counted and the submitted proxy will be disregarded. Without a username, proxyholders will not be able to participate in the live audio webcast of the Meetings.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) in which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own. Non-Registered Holders that wish to vote via the live audio webcast platform at the Meetings must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form, as well as the additional instructions for registering a proxyholder set out below under “— Registration of Proxyholders”. If you are a Non-Registered Holder, you should follow the instructions herein and on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described under “ — Registered Holders” above;

(b)

depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)	FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(d)

FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and the authorization of the directors to fix the auditor’s remuneration; and

(e)	FOR the non-binding advisory resolution on Granite’s approach to executive compensation.

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

Record Date

The board of trustees of Granite REIT and the board of directors of Granite GP (the “Boards”) have each fixed the close of business on April 24, 2020 as the record date (the “Record Date”) for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 31, 2020, there were issued and outstanding 53,583,190 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

As at March 31, 2020, the trustees, directors and officers of Granite are not aware of any Unitholders that beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Stapled Units.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently set at nine. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust. Nine persons are being nominated for election as trustees at this time.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as trustees of the nine persons whose names are set forth below (the “Proposed Trustees”).

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any Proposed Trustee is unavailable to serve as a trustee, the proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall immediately tender his or her resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Boards will consider a recommendation of the Compensation, Governance and Nominating Committee (the “CGN Committee”) of the board of directors of Granite GP with respect to such resignation and determine whether to accept or reject such resignation within 90 days following the applicable election. The CGN Committee shall recommend acceptance of the resignation, and the Board shall accept the resignation, except in situations where exceptional circumstances would warrant the trustee or director continuing to serve on the Board. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer, and if the Board decides to reject the resignation, the press release will fully state the reasons for that decision.

The following table sets forth information with respect to each of the Proposed Trustees, including the number and value of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Trustee as at March 31, 2020.

Peter Aghar

Residence: Ontario, Canada

Age: 52

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, REIT,

finance/investment analysis,

accounting, strategy and

business leadership

2019 Annual Meeting:

Votes for:               99.83%

Votes withheld:      0.17%

Mr. Aghar is the founder and President of Crux Capital Corporation (“Crux”), a value-add real estate investor, developer and venture capital investor active across Canada. Since 2013, Crux and its partners have purchased over three million square feet of commercial property and are participating in over one million square feet of development. Mr. Aghar has a successful 20-year track record as an opportunistic value investor on an institutional scale, having been responsible for more than 100 real estate transactions totaling over $10 billion in value. Mr. Aghar’s transaction experience consists of investments in Canada, the United States and internationally, including equity investments, developments, joint ventures, structured and mezzanine debt, open and closed end private equity funds as well as the privatization and launch of several public entities. Mr. Aghar was formerly President and Chief Investment Officer of KingSett Capital and a Managing Director of Institutional Accounts at GE Capital Real Estate.

Mr. Aghar is a board member of a number of companies and investment funds as well a member of YPO. He is a CPA, CMA and is a graduate of the University of Waterloo with an Honors degree in Mathematics.

Other Current Public Directorships					Since:
Pro Real Estate Investment Trust (TSX Venture Exchange:PRV)					June 9, 2015
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units(2) (#)	Total Deferred Share Units and Stapled Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
8,292	41,604	49,896	2,900,454	23x	Yes
Current Board / Committee Membership				2019 Meeting Attendance	Attendance Total
Board				7/7
Investment Committee of Granite GP (Chair)				4/4	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Represents Stapled Units held by Mr. Aghar and Crux, over which Mr. Aghar exercises control or direction.

(3)

Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the Toronto Stock Exchange (the “TSX”) on March 31, 2020, being $58.13.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Remco Daal

Residence: British Columbia, Canada

Age: 54

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, REIT,

finance/investment analysis, strategy and business leadership

2019 Annual Meeting:

Votes for:               99.85%

Votes withheld:      0.15%

Mr. Daal has been President of Canadian Real Estate for QuadReal Property Group since its establishment in June 2016, responsible for the company’s domestic operations, including investment, development, and the management operation of the Canadian property portfolio. QuadReal is a global real estate company owned by the British Columbia Investment Management Corporation (BCI), one of Canada’s largest institutional investors, and has managed assets valued at over $37 billion.

From 2000 to 2016, Mr. Daal worked at Bentall Kennedy Group, one of North America’s largest real estate investment advisors and Canada’s largest property manager, most recently as President and Chief Operating Officer, from 2009 to 2016. Prior to joining Bentall Kennedy, Mr. Daal held senior positions at CIBC Development Corporation and a private Toronto-based development company. Mr. Daal has over 30 years of experience in the real estate sector.

Mr. Daal holds a Bachelor of Commerce degree from Wilfrid Laurier University and a Master of Business Administration degree from European University. He currently serves on the board of REALPAC as well as the Faculty Advisory Board of UBC’s Sauder School of Business.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units (#)	Total Deferred Share Units and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
7,474	23,000	30,474	1,771,454	14x	Yes
Current Board / Committee Membership				2019 Meeting Attendance(4)	Attendance Total
Board				7/7
Investment Committee of Granite GP				2/2
Audit Committee of Granite REIT and Granite GP				2/2	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

(4)	Effective June 13, 2019, Mr. Daal ceased to be a member of the Investment Committee of Granite GP and was appointed to the Audit Committees of Granite REIT and Granite GP.

Kevan Gorrie

Residence: Ontario, Canada

Age: 51

Status: Not Independent

Joined Board: August 1, 2018

Areas of Expertise:

Real estate, REIT,

finance/investment analysis, strategy and business leadership

2019 Annual Meeting:

Votes for:               99.96%

Votes withheld:      0.04%

Mr. Gorrie joined Granite as its President and Chief Executive Officer on August 1, 2018 and was appointed Trustee and Director of Granite effective August 1, 2018. With over 20 years of corporate real estate experience in Canada, the United States and Germany, Mr. Gorrie most recently served as the President and Chief Executive Officer of Pure Industrial Real Estate Trust (‘‘PIRET’’) where he successfully grew and led the business until its strategic sale to Blackstone Property Partners and Ivanhoé Cambridge in May 2018. Prior to joining PIRET, Mr. Gorrie led the industrial business for Oxford Properties Group, the real estate investment arm of a major Canadian pension fund, where he built a platform comprising 13 million square feet of income producing properties and development projects across major Canadian industrial markets, encompassing acquisition, asset management, leasing, operations and development.

Mr. Gorrie is a graduate of the civil engineering program at the University of Toronto and is a member of the Institute of Corporate Directors (ICD.D).

Other Current Public Directorships									Since:
None									n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Restricted Stapled Units(1) (#)	Performance Stapled Units (1) (#)	Stapled Units (#)	Total Restricted Stapled Units and Stapled Units (#)	Total Value of Restricted Stapled Units(2) ($)	Total Value of Performance Stapled Units(2) ($)	Total Value of Stapled Units(2) ($)	Total Value(2) ($)	Multiple of Annual Base Salary	Ownership Requirement Met(3)
44,477	25,921	44,553	114,951	2,585,448	1,506,788	2,589,866	6,682,104	8x	Yes
Current Board / Committee Membership								2019 Meeting Attendance	Attendance Total
Board								7/7	100%

Notes:

(1)

Restricted stapled units and performance stapled units are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Compensation Discussion and Analysis — Elements of Executive Compensation” for details.

(2)

Value means the dollar value of the restricted stapled units, performance stapled units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)	Mr. Gorrie is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis — President and CEO Stapled Unit Ownership Guidelines”.

Fern Grodner

Residence: Washington State, U.S.A.

Age: 66

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Real estate, accounting,
strategy and business
leadership

2019 Annual Meeting:
Votes for:               99.96%

Votes withheld:      0.04%

With over 25 years of corporate real estate experience, Ms. Grodner most recently served as Senior Manager, Global Real Estate and Facilities for Amazon.com, Inc. from 2014 through 2019. At Amazon.com, Ms. Grodner was responsible for large, complex real estate transactions in the Americas in which she oversaw transactions totaling in excess of US$4 billion. Her expertise also extends to strategic planning, design, and construction of corporate space.

Prior to joining Amazon, Ms. Grodner spent seven years with JDS Uniphase Corporation overseeing all real estate aspects of an international portfolio of office and manufacturing sites. From 2002 to 2007, Ms. Grodner served as Vice President, Corporate Real Estate, at Wachovia Corporation, responsible for the growth of Wachovia Securities locations in the Western United States. During the early 2000 tech boom, Ms. Grodner served as Director of Real Estate for Relera, Inc. with a focus on co-location data centers. Ms. Grodner began her career with Bank of America Corporation, Corporate Real Estate, where during her seven-year tenure she was responsible for site selection, transactions, design, and construction for the bank’s portfolio.

Ms. Grodner holds a Masters of Corporate Real Estate (MCR) and Senior Leader Corporate Real Estate (SLCR) designations from CoreNet Global, an international non-profit corporate real estate association for executives who manage the real estate assets of large corporations. She also served on the CoreNet Global Bay Area Chapter board for four years.

Ms. Grodner graduated from Indiana University with Honors with a degree in Psychology.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
1,454	—	1,454	84,521	0.6x	Not yet required
Current Board / Committee Membership				2019 Meeting Attendance(4)	Attendance Total
Board				4/4
Investment Committee of Granite GP				2/2	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer. Ms. Grodner was elected as trustee of Granite REIT and director of Granite GP on June 13, 2019; accordingly, she will have until June 13, 2022 to meet the unit-based ownership guideline.

(4)	Effective June 13, 2019, Ms. Grodner was elected as a member to the Boards and appointed to the Investment Committee of Granite GP.

Kelly Marshall

Residence: Ontario, Canada

Age: 54

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, REIT,

finance/investment analysis, strategy and business leadership

2019 Annual Meeting:

Votes for:               99.84%

Votes withheld:      0.16%

Since November 1, 2017, Mr. Marshall has been Executive Vice President of Strategic Partnerships at Ontario Municipal Employee Retirement System (‘‘OMERS’’) where he leads the growth of the pension fund’s strategic partnerships, including its relationships with third-party organizations, co-investors and other finance partners. Prior to OMERS, Mr. Marshall served as Managing Partner, Corporate Finance at Brookfield Asset Management Inc. (‘‘Brookfield Management’’) where he was responsible for the global corporate finance activities and oversaw all financings in each core region and business line. Throughout his 16 years with Brookfield Management, he completed in excess of US$100 billion in debt and equity transactions. Those transactions involved corporate and asset level issuances in North and South America, Europe, UK, Australia and India for all of Brookfield Management’s real estate, renewable power and infrastructure businesses.

Mr. Marshall has over 25 years of finance experience, which was initially developed working for Olympia and York Developments Ltd. at Canary Wharf. This was followed by periods of employment with Citibank, in its real estate asset management group, and then two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund.

Mr. Marshall graduated from Wilfrid Laurier University with an Honours degree in Business Administration.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
10,566	—	10,566	614,202	4x	Yes
Current Board / Committee Membership				2019 Meeting Attendance	Attendance Total
Board (Chair)				7/7
Investment Committee of Granite GP				4/4	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Al Mawani

Residence: Ontario, Canada

Age: 68

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, REIT,

finance/investment analysis,
accounting, legal, strategy,
business leadership and human resources

2019 Annual Meeting:

Votes for:               95.65%

Votes withheld:      4.35%

Mr. Mawani is currently a Principal of Exponent Capital Partners Inc., a private equity investor and real estate advisory firm. Mr. Mawani has over 35 years of experience in the commercial real estate industry. His 15-year c-suite experience includes: 11 years as Executive Vice President & Chief Financial Officer of then TSX-listed Oxford Properties Group from 1989 to 2001, President & Chief Executive Officer of TSX-listed Calloway/ Smart REIT from 2011 to 2013, and President & CEO of privately-owned Rodenbury Investments in 2015 and 2016. He was an executive at a private equity investment firm from 2002 to 2004.

Mr. Mawani has served on many TSX-listed boards since 2002 including serving as chair of audit committees and governance and compensation committees. Mr. Mawani has also been a director of Extendicare Inc. since December 2017 and a trustee of First Capital Real Estate Investment Trust (formerly First Capital Realty Inc.) since May 2018.

Mr. Mawani is a CPA and CA and has a Master of Business Administration from University of Toronto and a Masters in Law from York University.

Other Current Public Directorships					Since:
Extendicare Inc. (TSX:EXE) – Director and Chair of Investment Committee and member of Audit and Human Resources Committees					December 1, 2017
First Capital Real Estate Investment Trust (TSX:FCR.UN) (Until January 2020, First Capital Realty Inc. – TSX: FCR) – Director and Chair of Audit Committee					May 29, 2018
First Capital Real Estate Investment Trust (TSX:FCR.UN) (Until January 2020, First Capital Realty Inc. – TSX: FCR) – Member of Compensation Committee					January 2020
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
9,207	8,000	17,207	1,000,243	8x	Yes
Current Board / Committee Membership				2019 Meeting Attendance	Attendance Total
Board				7/7
Audit Committee of Granite REIT and Granite GP				4/4
CGN Committee of Granite GP (Chair)				9/9	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Gerald Miller

Residence: British Columbia, Canada

Age: 64

Status: Independent

Joined Board: June 30, 2011(1)

Areas of Expertise:

Real estate, REIT,

finance/investment analysis,

accounting, strategy, business leadership and human resources

2019 Annual Meeting:

Votes for:               99.85%

Votes withheld:      0.15%

Mr. Miller was Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (‘‘West Fraser’’) from January 2009 until his retirement in July 2011. Mr. Miller has been a director of West Fraser since April 2012. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced CPA, CA and has been a member of the Chartered Professional Accountants of British Columbia and the Chartered Professional Accountants of Canada for over 30 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Professional Accounting firms.

Mr. Miller holds a Bachelor of Commerce degree from the University of British Columbia.

Other Current Public Directorships					Since:
West Fraser Timber Co. Ltd. (TSX:WFT)					April 19, 2012
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(2) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
20,726	4,500	25,226	1,466,387	12x	Yes
Current Board / Committee Membership				2019 Meeting Attendance	Attendance Total
Board				7/7
Audit Committee of Granite REIT and Granite GP (Chair of each)				4/4	100%

Notes:

(1)	Refers to time served as a trustee of Granite REIT, a director of Granite GP and a director of their predecessor, Granite Co.

(2)

Deferred share units were issued under the Non-Employee Director Share-Based Compensation Plan of Granite Co. (prior to the 2013 Arrangement) and the Granite GP Non-Employee Directors’ Deferred Share Unit Plan (after completion of the 2013 Arrangement). See “Trustee / Director Compensation” for details.

(3)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Sheila A. Murray

Residence: Ontario, Canada

Age: 64

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Finance / investment analysis; legal; strategy; business leadership; and human resources

2019 Annual Meeting:

Votes for:               99.96%

Votes withheld:      0.04%

Ms. Murray is the former President of CI Financial Corp., a position she held from 2016-2019. Previously, she had been Executive Vice-President, General Counsel and Secretary since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.

Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School, currently teaches Securities Regulation at Queen’s University and has taught Securities Regulation and Corporate Finance at the University of Toronto’s Global Professional Master of Laws in Business Law Program for several years.

Ms. Murray is Chair of the Board of Directors of Teck Resources Limited, a director of CI Financial Corp. and has been a director of the SickKids Foundation and a director of a number of other private and public companies.

Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University.

Other Current Public Directorships					Since:
CI Financial Corp. (TSX:CIX)					June 18, 2018
Teck Resources Limited (TSX/NYSE:TECK) – Director					April 25, 2018
Teck Resources Limited (TSX/NYSE:TECK) – Board Chair					September 4, 2019(1)
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(2) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
2,716	—	2,716	157,881	1.3x	Not yet required
Current Board / Committee Membership				2019 Meeting Attendance(5)	Attendance Total
Board				3/4
CGN Committee of Granite GP				5/5	89%

Notes:

(1)	Ms. Murray was appointed Acting Board Chair of Teck Resources Limited on September 4, 2019, and was appointed Board Chair effective February 7, 2020.

(2)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(3)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer. Ms. Murray was elected as trustee of Granite REIT and director of Granite GP on June 13, 2019; accordingly she will have until June 13, 2022 to meet the unit-based ownership guideline.

(5)	Effective June 13, 2019, Ms. Murray was elected as a member of the Boards and appointed to the CGN Committee of Granite GP.

Jennifer Warren

Residence: New York, U.S.A.

Age: 55

Status: Independent

Joined Board: June 14, 2018

Areas of Expertise:

Real estate, REIT, legal,

strategy, business leadership

and human resources

2019 Annual Meeting:

Votes for:               99.96%

Votes withheld:      0.04%

Jennifer Warren is CEO Issuer Services, North America at Computershare, a global leader in diversified financial, corporate governance and stakeholder communication for public and private companies. Ms Warren joined Computershare in December 2018 as Head of U.S. Issuer Services. Prior this role, Ms Warren was with Canadian Imperial Bank of Commerce (from 2006 to 2017), first as General Counsel (Canada) and finally as Managing Director and Head, U.S. Region and President and CEO of CIBC World Markets Corp.

Ms Warren began her career as a business lawyer with Blake, Cassels & Graydon LLP and from there joined Rogers Communications Inc, where she worked for a decade in increasingly senior roles as a member of Rogers Cable management and the RCI deal team.

Ms Warren has been a director of a number of U.S. and Canadian private companies. Today, she sits on the board of Rogers Bank, a subsidiary of Rogers Communications Inc. and the board of United Way of New York City. Ms. Warren is a member of the National Association of Corporate Directors. She is also an Entrepreneur Mentor at the Fintech Innovation Lab at the Partnership for New York City.

Ms Warren received her Bachelor of Science and Bachelor of Laws from the University of Toronto.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2020
Deferred Share Units(1) (#)	Stapled Units (#)	Total Stapled Units and Deferred Share Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
4,732	—	4,732	275,071	2.2x	Not yet required
Current Board / Committee Membership				2019 Meeting Attendance	Attendance Total
Board				7/7
CGN Committee of Granite GP				9/9	100%

Notes:

(1)	Deferred share units are issued under the Granite GP Non-Employee Directors’ Deferred Share Unit Plan. See “Trustee / Director Compensation” for details.

(2)	Value means the dollar value of the deferred share units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2020, being $58.13.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer. Ms. Warren was elected as trustee of Granite REIT and director of Granite GP on June 14, 2018; accordingly she will have until June 14, 2021 to meet the unit-based ownership guideline.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

Board Skills Matrix

The following chart demonstrates the relevant skills and experience of each Proposed Trustee for election as a trustee of Granite REIT:

	Real Estate	REIT	Finance/ Investment Analysis	Accounting	Legal	Strategy	Business Leadership	Human Resources

Peter Aghar	✓	✓	✓	✓		✓	✓

Remco Daal	✓	✓	✓			✓	✓

Kevan Gorrie	✓	✓	✓			✓	✓

Fern Grodner	✓	✓		✓		✓	✓

Kelly Marshall	✓	✓	✓			✓	✓

Al Mawani	✓	✓	✓	✓	✓	✓	✓	✓

Gerald Miller	✓	✓	✓	✓		✓	✓	✓

Sheila A. Murray		✓	✓		✓	✓	✓	✓

Jennifer Warren	✓	✓			✓	✓	✓	✓

Cease Trade Order and Bankruptcies

To the knowledge of Granite, as at March 31, 2020, none of the Proposed Trustees:

(a)

is or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

that was issued after the Proposed Trustee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been within the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the Proposed Trustee’s assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Trustee.

Election of Directors of Granite GP

Under the articles of Granite GP, the board of directors is to consist of a minimum of three directors and the board is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at nine, and accordingly, nine persons are being nominated for election as directors of Granite GP at this time. The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the articles of Granite GP.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as directors of the nine persons who are Proposed Trustees and whose names are set forth above under the heading “— Election of Trustees of Granite REIT” (the “Proposed Directors”). See “— Election of Trustees of Granite REIT” for details.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any Proposed Director is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until his/her respective successor is elected or appointed in accordance with applicable law and the articles of Granite GP.

The table in the section entitled “— Election of Trustees of Granite REIT” sets forth information with respect to each of the Proposed Directors, including the number and value of securities of Granite REIT and Granite GP beneficially owned or over which control or direction is exercised, directly or indirectly, by each such Proposed Director, as at March 31, 2020.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Board Skills Matrix

See “— Election of Trustees of Granite REIT — Board Skills Matrix” for details that are also applicable to the Proposed Directors.

Cease Trade Orders and Bankruptcies

See “— Election of Trustees of Granite REIT — Cease Trade Orders and Bankruptcies” for details that are also applicable to the Proposed Directors.

Re-appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the board of trustees. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The board of trustees, through the Audit Committee of Granite REIT, have negotiated the Auditor’s remuneration on an arm’s length basis, with reference to the resources and time required for, and the complexity of, the work undertaken by the Auditor. Factors considered in connection with the foregoing include Granite’s listing on the New York Stock Exchange (the “NYSE”) and its significant operations in the United States and Europe. The Boards believe that the remuneration payable to the Auditor is within market norms and is reasonable in the circumstances. A summary of the fees paid to the Auditors for each of the last two financial years can be found in Granite REIT’s Annual Information Form dated March 4, 2020.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual general meeting of unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Re-appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the board of directors.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Advisory Vote on Granite’s Approach to Executive Compensation

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass a non-binding advisory resolution (the “Say-on-Pay Resolution”) on Granite’s approach to executive compensation, which is described under “Compensation Discussion and Analysis” in this Circular.

Pay for performance is a core principle of Granite’s approach to executive compensation. Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s annual business and strategic objectives.

As an advisory vote, the results will not be binding, but will be taken into account by the CGN Committee and the Board when considering Granite’s compensation philosophy. Granite will disclose the voting results of the Say-on-Pay Resolution as a part of its report on voting results for Meetings. Details about Granite’s executive compensation program are set out in this Circular, including in the “Compensation Discussion and Analysis” section.

The form of Say-on-Pay Resolution to be submitted to the Unitholders at the Meeting will be substantially in the form below:

“Resolved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Granite REIT Inc., that the Unitholders accept the approach to executive compensation disclosed in the joint Management Information Circular / Proxy Statement delivered in advance of the 2020 annual general meeting of unitholders of Granite Real Estate Investment Trust and the annual general meeting of shareholders of Granite REIT Inc.”

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the non-binding advisory resolution on Granite’s approach to executive compensation.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the audited combined financial statements of Granite REIT and Granite GP for the financial year ended December 31, 2019 and the auditor’s report of Deloitte LLP thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The audited combined financial statements and auditor’s report of Deloitte LLP are included in Granite’s 2019 annual report, which is available on Granite’s website at www.granitereit.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any person who has been a trustee, director or executive officer of Granite at any time since the beginning of Granite’s last completed financial year or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

TRUSTEE / DIRECTOR COMPENSATION

Granite’s Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. This compensation covers activities of Directors both as trustees of Granite REIT and as directors of Granite GP.

The program emphasizes the alignment of Directors with the interests of Granite’s Unitholders. Directors (other than Mr. Gorrie, who, as President and CEO, is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis — President and CEO Stapled Unit Ownership Guidelines”) are subject to a unit-based ownership requirement that they hold, within three years of becoming a Director, Stapled Units, deferred share units or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer. Ms. Warren was elected to the Boards on June 14, 2018 and is not required to meet the unit-based ownership requirement until June 14, 2021. Ms. Grodner and Ms. Murray were elected to the Boards on June 13, 2019 and are not required to meet the unit-based ownership requirement until June 13, 2022. Each of the other Directors currently surpasses this ownership requirement. See “Matters to be Acted upon at the Meetings — Election of Trustees of Granite REIT” above for the total number and value of Stapled Units and deferred share units held by each Director proposed to be elected at the Meetings.

The following chart sets out the standard compensation arrangements for Directors for the year ending December 31, 2019:

Position	Annual Retainer and Fees ($)

Chairman	100,000(1)

Director-at-large	60,000(1)

Audit Committee Chair	40,000

CGN Committee Chair	20,000

Investment Committee Chair	20,000

Audit Committee member-at-large and Investment Committee member-at-large	20,000

CGN Committee member-at-large	10,000

Per meeting fee (in person or teleconference)	2,000

Air travel fee per meeting, if any	3,000(2)

Travel expenses per meeting	Reimbursed in accordance with Granite’s policy

Notes:

(1)

Pursuant to Granite’s trustee and director compensation program, one-half of this amount is paid in deferred share units. Commencing January 1, 2019, grants are made yearly in advance, and vest as to one quarter of such grants at the end of each quarter of the year in which they are made (except for the second quarter, for which grants vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also Note 2 under “— Director Compensation Table”.

(2)	The air travel fee per meeting only applies for those who must travel more than two hours by air to attend a meeting.

Effective January 1, 2020 the Boards adopted a flat fee structure for trustee compensation to more appropriately compensate trustees for their time and commitment to providing advice and oversight both at regularly scheduled meetings and throughout the year. The following chart sets out the revised compensation arrangements for Directors commencing January 1, 2020:

Position	Annual Retainer and Fees ($)

Chairman	175,000(1)

Director-at-large	125,000(1)

Audit Committee Chair	35,000

CGN Committee Chair	25,000

Investment Committee Chair	25,000

Per meeting fee (in person or teleconference)	Nil

Air travel fee per meeting, if any	3,000(2)

Travel expenses per meeting	Reimbursed in accordance with Granite’s policy

Notes:

(1)

Pursuant to Granite’s trustee and director compensation program, one-half of this amount is paid in deferred share units. Grants are made yearly in advance, and vest as to one quarter of such grants at the end of each quarter of the year in which they are made (except for the second quarter, for which grants vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also Note 2 under “— Director Compensation Table”.

(2)	The air travel fee per meeting only applies for those who must travel more than two hours by air to attend a meeting.

Director Compensation Table

The following tables provide information regarding compensation earned by individuals who were Directors during the financial year ended December 31, 2019, other than Mr. Gorrie, who was an NEO and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation — Summary Compensation Table”.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)

Peter Aghar	75,000	30,000	-----	-----	-----	-----	105,000

Donald Clow(4)	39,000	15,000	-----	-----	-----	-----	54,000

Remco Daal	82,000	30,000	-----	-----	-----	-----	112,000

Fern Grodner(5)	41,000	15,000	-----	-----	-----	-----	56,000

Samir Manji(4)	38,000	15,000	-----	-----	-----	-----	53,000

Kelly Marshall	85,000	50,000	-----	-----	-----	-----	135,000

Al Mawani	111,000	30,000	-----	-----	-----	-----	141,000

Gerry Miller	107,000	30,000	-----	-----	-----	-----	137,000

Sheila Murray(5)	34,000	15,000	-----	-----	-----	-----	49,000

Jennifer Warren	73,000	30,000	-----	-----	-----	-----	103,000

Notes:

(1)

Of the aggregate fees earned, the following Directors elected to receive, in lieu of cash in the following specified amounts, additional deferred share units under the Director Plans (defined in Note (2)): Mr. Aghar, $72,000; Mr. Clow, $33,000; Mr. Daal, $67,000; Ms. Grodner, $32,000; Mr. Manji, $32,000; Mr. Marshall, $82,000; Mr. Mawani, $108,000;

Mr. Miller, $nil; Ms. Murray, $34,000; and Ms. Warren, $70,000. These deferred share unit amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in deferred share units pursuant to Granite’s trustee and director compensation program.

(2)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each Director’s total annual cash remuneration from Granite Co. and Granite GP, as applicable, at specified levels elected by each Director, until such Director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional deferred share units whose value in the case of deferred share units credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will track the value of Stapled Units. The value of a deferred share unit will appreciate or depreciate with changes in the value of these preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013 in that they provide for the crediting of additional deferred share units to Directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ deferred share unit plan provided for the crediting of additional deferred share units in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of deferred share units in addition to the deferred share units credited to a Director pursuant to his or her election to defer their remuneration as described above. Under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued deferred share units, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. The grant date fair value of a deferred share unit is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the deferred share unit. The value shown for these awards is the same as the grant date fair value determined in accordance with IFRS without any adjustment for subsequent distribution-equivalent grants. Commencing January 1, 2019 the Director Plans were amended to provide that grants of deferred share units are made yearly in advance, and vest as to one quarter of the yearly award at the end of each quarter of the year in which they are made (except for the second quarter, which vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. For Directors who have elected to receive additional deferred share units in lieu of cash in respect of meeting fees, such awards are made in advance in respect of scheduled meetings, but will expire unvested in respect of fees for any meeting the Director failed to attend.

(3)

None of the Directors participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with retirement.

(4)	Mr. Clow and Mr. Manji did not stand for re-election as trustees of Granite REIT or as directors of Granite GP at Granite’s annual general meeting of unitholders on June 13, 2019.

(5)	Ms. Grodner and Ms. Murray were Directors for only a portion of 2019, having joined the Boards on June 13, 2019.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table lists all share-based awards that were outstanding as of December 31, 2019 that have been made by Granite or one of its subsidiaries to the Directors, other than Mr. Gorrie, who was an NEO and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation — Summary Compensation Table”. There were no option-based awards outstanding as of December 31, 2019 for Directors.

Name	Number of deferred share units (#)(1)	Market or payout value of deferred share units ($)(1)

Peter Aghar	5,954	396,953

Donald Clow(2)	-----	-----

Remco Daal	5,519	367,952

Fern Grodner(3)	500	33,335

Samir Manji(2)	-----	-----

Kelly Marshall	7,828	521,893

Al Mawani	6,858	457,223

Gerald Miller	19,568	1,304,599

Sheila Murray(3)	810	54,003

Jennifer Warren	2,806	187,076

Notes:

(1)

This figure represents or applies to all deferred share units held by the Director as of December 31, 2019. As noted under “— Director Compensation Table”, under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued deferred share units, net of withholding taxes. Deferred share units are rounded to the nearest single unit. The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days preceding December 31, 2019, which was $66.67, by the applicable number of deferred share units.

(2)	Mr. Clow and Mr. Manji did not stand for re-election as trustees of Granite REIT or as directors of Granite GP at Granite’s annual general meeting of unitholders on June 13, 2019.

(3)	Ms. Grodner and Ms. Murray were Directors for only a portion of 2019, having joined the Boards on June 13, 2019.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested for Directors, and no non-equity incentive plan compensation was earned by Directors, during the financial year ended December  31, 2019.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

As at March 31, 2020, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, trustees, directors or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2019 was a trustee, a director or executive officer of Granite, no Proposed Trustee or Proposed Director, and no associate of any such trustee, director, executive officer, Proposed Trustee or Proposed Director (i) is, or at any time since January 1, 2019 has been, indebted to Granite or any of its subsidiaries whether or not under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness to any other entity, excluding routine indebtedness, that is, or at any time since January 1, 2019 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries whether or not under a securities purchase program or any other program.

COMPENSATION DISCUSSION AND ANALYSIS

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, references to the “Board” refer to the board of directors of Granite GP.

Letter to Unitholders

Dear Granite Unitholder:

On behalf of the CGN Committee and the Board, we are pleased to share with you our approach to executive compensation for 2019 and decisions that have been made with respect to executive compensation for 2020, and to describe how these align with Granite’s strategic, financial and operational performance.

Our executive compensation program is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s annual business and strategic objectives. The CGN Committee is committed to continually reviewing and refining Granite’s approach to executive compensation to ensure that the program guides and rewards the achievement of results and is consistent with best governance practices. In 2019, Granite introduced a new program for the administration of the long-term incentive plan (“LTIP”) for the organization to more closely align compensation with Granite’s financial performance. To support our objectives, we tie a significant portion of our executive pay to the achievement of objectives that drive Unitholder value. The CGN Committee assesses and makes recommendations to the Board on the setting of performance measures and targets under Granite’s executive compensation program, which reflect both the short- and long-term strategic priorities of Granite. The CGN Committee is committed to strong corporate governance, and as a part of this commitment, the CGN Committee and the Board have determined to hold a say-on-pay advisory vote at this year’s Meetings.

Highlights of 2019

2019 marked another successful year for Granite. Some of the key financial and operational developments included the following:

Unitholder Return and Increased Distribution

●

Granite delivered a strong total return in 2019 of approximately 30% for Unitholders (vs. 23% for both the S&P/TSX Capped REIT Index and the S&P/TSX Composite Index) and a 3.6% year-over-year increase in the annual amount distributed to Unitholders to $2.90 per Stapled Unit for 2020, marking our eighth consecutive annual distribution increase.

Strategic Allocation of Capital

●	$927 million invested in modern assets in key e-commerce and distribution markets in Canada, the United States and the Netherlands at an average in-going yield of 5.5%;

●	Approximately $540 million in unsecured committed term facilities were extended and refinanced at a weighted average term of 6.1 years and bearing a weighted average fixed interest rate of 0.98%;

●

$525 million in gross proceeds from two equity offerings, including the full exercise of the underwriters’ over-allotment option on each offering, with 83% of the offered securities sold to institutional investors; and

●	Closed the year with a net leverage ratio of 21% providing approximately $900 million in debt capacity and $800 million in available liquidity.

Portfolio Enhancement & Tenant Diversification

●	Acquired 12 properties totaling 8.5 million square feet with an average age of 6.1 years in key distribution markets in Mississauga, the United States and the Netherlands;

●	Disposed of 12 non-core properties and one parcel of land for $105.8 million; and

●	Consistent with Granite’s strategy, reduced Magna concentration from 47% to 35% as a percentage of gross leasable area and 54% to 42% as a percentage of annualized revenue.

Financial & Operational Performance

●

Funds from operations (“FFO”)(1) and adjusted funds from operations (“AFFO”)(1) per unit year-over-year change of (1.63%) and 17.3%, respectively (excluding certain foreign exchange gains and tenant allowance paid in 2018, and lease termination and close-out fees, 3.8% and 17%, respectively);

●	Same-property net operating income year-over-year growth, on a constant currency basis, of 4.5%;

●	2.8 million square feet of space renewed or re-leased at an average increase in base rent of 7.7%; and

●	Occupancy rate as at December 31, 2019 of 99.0%.

Organizational Improvements and Environmental, Social and Governance

●

Appointed a Head of Europe and Head of U.S. and opened a new Amsterdam office in July. These appointments have enhanced Granite’s capacity to respond to opportunities and challenges in Europe and the U.S.;

●	Implemented a Sustainability Plan, with over $1.7 million spent on energy-conservation and climate change adaption measures in 2019 alone; and

●	Introduced “notice-and-access” procedures for Granite’s annual meetings to reduce the environmental impact associated with providing printed materials.

Compensation Changes

Following the appointment of Mr. Kevan Gorrie as President and CEO in August of 2018, the CGN Committee began a comprehensive review of Granite’s compensation program across the organization. The CGN Committee ultimately recommended to the Board certain compensation-related changes designed to better align executive compensation with the creation of long-term Unitholder value. We believe that Granite is unique in the Canadian REIT marketplace due in part to its geographic reach and its listings on both the TSX and the NYSE, and the design of Granite’s compensation program reflects that.

Below are highlights of the changes approved by the Board in 2019:

●	implemented a new LTIP program for executives and senior management to increase employee ownership and enhance alignment with Unitholders;

●	adopted defined performance targets and objectives for executives;

●	extended annual grants of performance stapled units, as part of Granite’s LTIP, beyond the President and CEO to all NEOs and other senior employees;

●

in connection with Granite’s compensation risk mitigation strategy, adopted a compensation “claw-back” policy applicable to certain designated officers, including the President and CEO, which would allow Granite to require the disgorgement of certain bonuses or incentives in the event of a restatement of financial statements;

●

adopted updated guidelines pursuant to which the President and CEO is required to (i) hold Stapled Units, RSUs or PSUs having an aggregate market value equal to at least three times his annual base salary while employed by Granite, and (ii) hold Stapled Units for a period of one year after he retires or resigns; and

●	entered into new employment agreements with NEOs consistent with Granite’s new LTIP program, providing for annual RSU and PSU grants based on a pre-determined percentage of base salary.

As part of the ongoing review of our compensation program, the Board has also approved guidelines pursuant to which the NEOs other than the President and CEO (who is subject to a different guideline) are required to hold Stapled Units, RSUs or PSUs having an aggregate market value equal to at least one times their annual base salary while employed by Granite.

Looking Ahead

We continue our commitment to implement compensation policies and practices that will attract, retain and motivate executives, strengthen the link between pay and performance over the long term and drive long-term unitholder value. For the first time, at this year’s Meetings the Board is introducing a say-on-pay resolution to be voted on by Unitholders. The CGN Committee and the Board believe this non-binding advisory resolution is an important part of the ongoing process of engagement between the Board and Unitholders on executive compensation. The CGN Committee and the Board are committed to continuing to review and refine the executive compensation program on an ongoing basis to ensure that our pay practices achieve these goals and are consistent with best governance practices. We look forward to your continued support for Granite.

Yours truly,

Al Mawani	Kelly Marshall
Chair, Compensation, Governance and Nominating Committee	Chairman

Granite REIT Inc.	Granite Real Estate Investment Trust and
Granite REIT Inc.

Note:

(1)

FFO and AFFO are measures not defined by International Financial Reporting Standards. For a description of FFO, see “— Cost of Management”. For a description of AFFO, see Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2019.

Named Executive Officers

This Compensation Discussion and Analysis outlines the compensation philosophy, policies and practices related to Granite’s named executive officers (“NEOs”). For 2019, Granite’s NEOs were:

Name	Position

Kevan Gorrie	President and Chief Executive Officer

Teresa Neto(1)	Chief Financial Officer

Lorne Kumer	Executive Vice President, Head of Global Real Estate

Ilias Konstantopoulos (2)	Former Chief Financial Officer

Notes:

(1)	Ms. Neto was appointed Granite’s Chief Financial Officer effective July 8, 2019.

(2)	Mr. Konstantopoulos departed Granite on May 30, 2019.

Executive Compensation Objectives and Philosophy

Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s annual business and strategic objectives. The key principles underlying Granite’s compensation philosophy are as follows:

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. The CGN Committee is comprised of the following three directors:

Name of Member	Independent (Yes/No)	Experience in Governance and Executive Compensation

Al Mawani (Chair)	Yes

Former Executive Vice President-Chief Financial Officer of TSX-listed Oxford Properties Group Inc.

Worked with boards to design and improve governance and compensation systems in the following roles:

●   Former Chief Executive Officer of TSX-listed Calloway / SmartCentres REIT, a large national owner-operator of retail shopping centres;

●   Former Chair of the Compensation, Governance and Nominating Committee and Former Chair of Audit Committee of board of Boardwalk REIT, a large national owner-operator of apartments;

●   Current Audit Committee chair and member of Compensation Committee of board of First Capital Real Estate Investment Trust and former Audit Committee chair of several other real estate investment trusts; and

●   Current member of Human Resources Committee of board of Extendicare Inc.

Sheila Murray	Yes

Former President of TSX-listed CI Financial Corp.

Over 25 years of securities law experience including governance and regulatory compliance in the following roles:

●   Current member of Board of CI Financial Group;

●   Current Chair of the Board of Teck Resources;

●   Current professor with Queen’s University teaching Securities Regulation;

●   Formerly on the Board of SickKids Foundation;

●   Past Chair of the Dean’s Council at Queen’s University Law School; and

●   Former Executive Vice President, General Counsel and Secretary to CI Financial Group.

Jennifer Warren	Yes

Has two decades of cross-border senior legal, governance and regulatory compliance experience in the following roles:

●   Former member of Risk and Audit Committee and Board of Directors of CIBC Mellon, a joint venture between CIBC and BNY Mellon;

●   Former Chair of Audit Committee and member of Board of Directors of Atlantic Trust, National Association, a US-based national trust bank; and

●   Current member of Risk, Audit and Corporate Governance Committees of Rogers Bank, a Schedule 1 Bank that is a wholly-owned subsidiary of Rogers Communications Inc.

Each CGN Committee member has the skills and diverse experience with respect to executive compensation to contribute to the CGN Committee’s achievement of its objectives and to help formulate its recommendations related to Granite’s compensation policies and practices. No member is an officer, employee or former officer or employee of Granite, and each member of the CGN Committee is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NYSE.

The mandate of the of the CGN Committee is set out in its charter as described in “Statement of Corporate Governance Practices — Board Committees — CGN Committee of Granite GP”. The responsibilities of the CGN Committee with respect to compensation include:

●	at least annually, report to the Board concerning Granite’s approach to executive compensation;

●	review and approve organizational goals and objectives relevant to President and Chief Executive Officer (“CEO”) compensation;

●

periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

●	periodically review and make recommendations to the Board with respect to the CEO’s position description;

●

review the recommendations to the CGN Committee of the CEO respecting the compensation and other terms of employment of the Chief Financial Officer, Executive Vice President and Head of Global Real Estate, and all other officers appointed by the Board and, if advisable, recommend for Board approval, with or without modifications, any such compensation and other terms of employment;

●	recommend to the Boards of Granite REIT and Granite GP the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

●

review compensation disclosure before it is publicly disclosed, including disclosure of the process undertaken by the CGN Committee in its review and preparation of recommendations to the Board in respect of compensation;

●	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board; and

●

review and assess the adequacy of the CGN Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the CGN Committee’s charter as are considered appropriate.

See also “Statement of Corporate Governance Practices — Board Committees — CGN Committee of Granite GP”.

Management of Risks Associated with Compensation Policies and Practices

In performing its duties, the CGN Committee considers the implications of the possible risks associated with Granite’s compensation policies and practices. This includes identifying any such policies or practices that may encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that could have a material adverse effect on Granite, and considering the possible risk implications of Granite’s compensation policies and practices and any proposed changes to them.

The CGN Committee annually reviews and assesses Granite’s compensation policies and practices in relation to such risks, including assessing such policies and practices in light of practices identified by the Canadian Securities Administrators as potentially encouraging executive officers to expose Granite to inappropriate or excessive risks. It is the CGN Committee’s view that Granite’s compensation policies and practices do not encourage inappropriate or excessive risk-taking.

The following chart outlines certain potential risks associated with Granite’s compensation policies and practices, as well as the characteristics of Granite’s compensation structure designed to mitigate these risks:

Type of Risk	Nature of Risk	Characteristics of Granite’s Compensation Program Designed to Mitigate Compensation Risks

Compensation Philosophy	Risk that executive compensation philosophy is inconsistent with the business model and strategy

Compensation mix is structured to meet the following objectives:

•   align employees’ financial interests with those of unitholders;

•   link compensation to Granite’s short-term and long-term strategic objectives; and

•   ensure that a significant portion of executive compensation is “at-risk”.

Pay Mix	Risk that the pay mix encourages behaviour that is inconsistent with Granite’s strategic long term objectives

•   The variable elements of Granite’s compensation program include both short-term and long-term incentives.

•   Significant proportion of “at-risk” compensation to motivate executives and other employees of Granite to focus on both short-term and long-term results and performance criteria.

•   As a whole, the compensation elements are designed to achieve a balance in the mix of fixed and variable compensation, short-term and long-term incentives and cash versus equity.

•   Proportion of equity-based compensation increases with the executive’s level of responsibility.

•   A significant portion of executive pay is awarded in the Board’s discretion based on operational and market-based metrics, achievement of organizational objectives and individual performance aligned with Granite’s strategic goals.

Performance Measures	Risk that performance measures are either: • unachievable; or • too easy to achieve.

•   Each year, the CGN Committee reviews market compensation levels and also reviews and sets performance measures and targets for the short-term incentive plan (“STIP”) and for grants under the long-term incentive plan (“LTIP”) that are aligned with Granite’s annual budget and its strategic plan in accordance with the CGN Committee’s risk assessment to ensure such measures and targets continue to be relevant and total compensation is competitive.

•   Structure includes specific performance measures with achievable targets derived from Granite’s thorough budget approval process.

•   Based on a balanced approach designed to prevent an over-emphasis on a single performance measurement.

Additionally, the following measures have been implemented to avoid excessive or inappropriate risk taking:

●	STIP awards are directly tied to a mix of corporate and individual performance measures;

●	a substantial portion of executive compensation is in the form of long-term incentives which vest over time (generally a three-year period);

●	all trustees and directors and NEOs are subject to unit-ownership requirements;

●	the President and CEO is required to hold Stapled Units for a period of one year after he retires or resigns;

●

trustees, directors and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of units held, as more particularly described below under “— Anti-Hedging Policy”; and

●	Granite has a compensation “claw-back” policy, as more particularly described below under “— Compensation Claw-Back Policy”.

Anti-Hedging Policy

Granite’s trustees, directors, officers and employees are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or employee.

Compensation Claw-Back Policy

In connection with Granite’s compensation risk mitigation strategy, in May 2019, Granite adopted a “claw-back policy” applicable to certain designated officers, including the President and CEO. The policy provides that Granite may require disgorgement of specified portions (which may be all or a portion) of the annual cash incentive bonus or equity-based compensation awarded or granted to the designated officers, in the event that Granite is required to publicly issue a restatement of all or a portion of its interim quarterly or annual financial statements, due to material non-compliance with any financial reporting requirement under applicable Canadian securities laws.

President and CEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within two years from Mr. Gorrie’s appointment as President and CEO on August 1, 2018, he is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least three times his annual base salary as at the date upon which he asserts that he has complied with such requirement, unless permitted by the Board to do otherwise. Within the required two-year period, and as at March 31, 2020, Mr. Gorrie exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of eight times his base salary.

NEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within three years from appointment as an NEO, each NEO is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least one times his or her annual base salary as at the date upon which he or she asserts that he or she has complied with such requirement, unless permitted by the Board to do otherwise. Within the required three-year period, and as at March 31, 2020, Ms. Neto and Mr. Kumer both exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of (i) in the case of Ms. Neto, 1.9 times her base salary, and (ii) in the case of Mr. Kumer, 4.5 times his base salary.

President and CEO Post-Employment Ownership Guideline

Granite has adopted a guideline whereby the President and CEO is required to maintain a minimum ownership of Stapled Units having an aggregate market value equal to his annual base salary prior to his resignation or retirement for a period of one year following the date of his resignation or retirement, unless permitted by the Board to do otherwise.

Executive Compensation Review Process

The CGN Committee executes its mandate to oversee compensation for the Boards and executive officers and makes recommendations to the Board with respect to the same in consultation with Management and any independent compensation consultants that may be retained from time to time. The Board, however, makes the ultimate decisions with respect to compensation, following consideration of the CGN Committee’s recommendations.

With respect to overall organizational performance, the Board assesses Granite’s achievements relative to its strategic objectives. The Board also considers Granite’s performance against pre-established metrics. With respect to individual performance, the Board evaluates each executive officer’s performance in the areas of Granite’s business for which the executive is responsible, together with, but not limited to, risk management, leadership, teamwork and culture, and recognizes the individual’s key responsibilities and contributions toward Granite’s overall performance. The Board exercises discretion in its annual review of performance.

Role of Management

The CEO together with other members of the Management team assist the CGN Committee in executing its duties by compiling information to be used by the CGN Committee in its determinations and reporting on historical compensation levels, methods of compensation, evidence of organizational and individual performance, and recent compensation trends and regulatory initiatives. The CEO also makes recommendations with respect to equity-based grants for eligible employees below the executive level.

The CGN Committee consults the CEO for input into its review of the performance of the other executive officers, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship between the CEO and the other executive officers, the CGN Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend CGN Committee meetings, he is not present during in camera sessions of the CGN Committee or when the CGN Committee is considering his performance or compensation.

Compensation Consultants

From time to time the CGN Committee will engage an outside advisor that it determines to be necessary to permit it to carry out its duties. The CGN Committee is responsible for engaging compensation consultants and overseeing their work as necessary. Before retaining such an advisor, the CGN Committee considers the independence of such advisor.

In 2019, the CGN Committee retained the services of Hugessen Consulting to review and provide input on the executive compensation and the introduction of annual grants of PSUs as part of Granite’s LTIP program for executive management and eligible employees below the executive level.

The following chart summarizes the fees paid to Hugessen Consulting in 2019:

Year	Services	Executive Compensation Related Fees ($)	All Other Fees ($)
2019	Review of executive compensation and Granite’s long-term incentive plan program.	$40,432.39	------
2018(1)	Review of Granite’s long-term incentive plan program.	$3,758.10	------

Notes:

(1)	Information is in respect of services provided by Hugessen from August 2018, when it was first retained by the CGN Committee, to December 31, 2018.

Compensation Peer Group

For 2019, the CGN Committee conducted a comparison of compensation practices by peer issuers in the real estate industry. The CGN Committee uses the full peer comparator group for pay benchmarking and compensation structuring and design purposes. The peer issuers for 2019 were selected based on several criteria and factors, including:

(a)	issuers with asset size (by value) of not less than one-third and not more than three times the size of Granite with the larger size of some peers offsetting the geographical complexities of Granite;

(b)

internally managed issuers, as the CGN Committee felt that externally managed issuers may not require similar levels of responsibility and effort of executive officers as an internally managed issuer; and

(c)	the nature of the issuers’ operations and their geographic footprint as well as their asset mix and other financial considerations.

Based on the above criteria the CGN Committee chose the following peer issuers for the purpose of its review, although the CGN Committee did not specifically identify a median or percentile for total compensation of Granite’s executives relative to the identified peers:

2019 Peer Comparator Group

• Allied Properties REIT	• Artis REIT	• Chartwell Retirement Residences

• Cominar REIT	• Crombie REIT	• CT REIT

• First Capital Real Estate Investment Trust	• H&R REIT	• Killam Apartment REIT

• SmartCentres REIT(1)	• Summit Industrial Income REIT

Note:

(1)	Considered for NEO compensation other than in respect of the compensation of Granite’s President and CEO.

The CGN Committee also considered certain factors that the Board believes make Granite unique in the Canadian REIT marketplace. The Board believes the following factors require Granite to have a management team and board with specific skills, experience and expertise:

●

Granite’s global footprint with real estate operations in nine countries, which offers opportunities for prospective growth, but also involves a tax, legal and cash management structure not typical of a Canadian REIT;

●	Granite’s stated objective of reducing its proportion of special purpose properties and manufacturing facilities and increasing the proportion of warehousing and distribution assets; and

●	Granite’s listing on the New York Stock Exchange, requiring additional compliance requirements in governance, audit and investor relations.

Elements of Executive Compensation

Overview

As described in more detail below, Granite’s compensation program consists of the elements described in the following charts:

Component	Form	Performance Period	Objectives and Purpose
Base Salary	Cash	n/a	• Reflects level of responsibility and experience. • Competitiveness in the market.
STIP	Cash	Annual	• Recognizes and rewards performance. • Provides alignment with Granite’s performance. • Component of “at-risk” compensation.
LTIP	RSUs	Annual vesting over three-year vesting period	• Aligns compensation with increases in unitholder value. • Promotes retention.
	PSUs	Three-year performance period

•  Aligns compensation with longer term strategic objectives and increases in unitholder value.

•  Links payouts to Granite’s net asset value and Granite’s total return performance relative to total return of benchmark S&P/TSX Capped REIT Index.

•  Component of “at-risk” compensation.

The CGN Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive compensation, link a significant portion of Granite’s executives’ compensation to organizational and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives. Over time, the CGN Committee has considered it appropriate to increase the proportion of total executive compensation that is comprised of equity-based compensation. The CGN Committee considers each element independently of the other elements, and also reviews the totality of the elements to ensure an appropriate mix and level of compensation.

Disclosure regarding Mr. Ilias Konstantopoulos, the former Chief Financial Officer of Granite, is included in the section “— Change of Control and Termination Provisions — Arrangements Regarding Departure of Former Chief Financial Officer” and is otherwise excluded from this Compensation Discussion and Analysis due to his departure in 2019.

2019 Compensation Elements

Base Salary

The CGN Committee believes that the base salaries of Granite’s executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill, experience and overall performance of each executive, as well as internal equity considerations. Base salaries are reviewed annually by the CGN Committee. Increases to base salaries have been approved by the Board, on recommendation from the CGN Committee, from time to time as a result of (i) performance which has exceeded expectations, (ii) changes in an executive’s duties and responsibilities, (iii) contributions to Granite’s overall performance, and (iv) competitive factors.

For 2019, the annualized base salaries for the NEOs currently employed by Granite are as follows:

NEO	2019 Base Salary ($)	2018 Base Salary ($)	Increase from 2018 (%)

Kevan Gorrie(1)	800,000	800,000	0%

Teresa Neto(2)	425,000	----	n/a

Lorne Kumer	425,000	415,125	2.4%

Notes:

(1)	Mr. Gorrie joined Granite as President and Chief Executive Officer on August 1, 2018. Mr. Gorrie’s base salary was pro-rated in 2018 for the period of his employment by Granite.

(2)	Ms. Neto joined Granite as Chief Financial Officer on July 8, 2019. Ms. Neto’s base salary was pro-rated in 2019 for the period of her employment by Granite.

Short-Term Incentive Plan (STIP)

Granite’s STIP consists of a performance-based annual cash bonus dependent upon the Board’s assessment of overall organizational and individual performance, as set out in further detail in the tables below. The assessment focuses in part on the specific performance metrics set out in the tables below, and in part on the executive’s performance in executing Granite’s strategy. The exercise of discretion by each of the CGN Committee and the Board in their performance assessment is not formally restricted by a minimum or maximum STIP amount.

Granite’s STIP is intended to incentivize executive performance and promote the alignment of personal compensation with the successful execution of key components of Granite’s strategy.

Payouts under Granite’s STIP are based on the following formula:

For 2019, the following tables reflect the performance measurement categories for each NEO currently employed by Granite:

Kevan Gorrie, President and Chief Executive Officer

			2019 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2019 Actual Performance	Calculated Performance Score
AFFO modified(1) per Stapled Unit	70%	35%	$3.35	$3.45	$3.60	$3.65	Exceeded Maximum
NAV per Stapled Unit(2)		25%	$61.00	$62.00	$65.00	$65.67	Exceeded Maximum
Acquisitions/ Development(3)		10%	$500 million	$750 million	$900 million	$721.50 million	Exceeded Threshold
Dispositions – Single-tenant Concentration Reduction % (by GLA)		10%	4.5%	6.0%	8.0%	4.0%	Below Threshold
Complete Financings		10%				Refinanced debt and completed two equity raises	Exceeded Target
Average Occupancy		10%	97.0%	98.0%	99.0%	99.1%	Exceeded Maximum
Individual Performance Measure
Strategy Planning and Strategic Execution	30%		Enhance platform capabilities in US/Europe			The CGN Committee considered these specific performance measures and determined that the President and CEO’s targets were met or exceeded in 2019.
			Establish and implement sustainability plan
			Foster engaged corporate culture
Total Target	100%					Achieved STIP bonus of 145% of base salary

Notes:

(1)

“AFFO modified” is a measure not defined by International Financial Reporting Standards (“IFRS”). AFFO modified is an internal measure of operating performance used by the CGN Committee and the Board to measure organizational performance against pre-set targets. Granite calculates AFFO modified as FFO adjusted for unusual and non-recurring items and the annualized impact of any unbudgeted dispositions in the performance period, all adjusted on a constant currency basis. Since non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. For a discussion of FFO, see “— Cost of Management”.

(2)

Net asset value (“NAV”) per Stapled Unit is a non-IFRS financial measure that is used internally by the CGN Committee and the Board to measure performance against pre-set targets. NAV per Stapled Unit is defined as the fair value of investment properties less (i) total interest-bearing debt; (ii) lease obligations recognized in accordance with IFRS 16, Leases; (iii) the fair value of any cross currency interest rate swap liabilities; and (iv) any non-controlling interests, plus (v) cash and cash equivalents and (vi) the fair value of any assets held for sale, divided by the total number of Stapled Units outstanding, all adjusted on a constant currency basis.

(3)	The acquisitions and development metric excluded the acquisition of 1301 Chalk Hill Road.

Teresa Neto(1), Chief Financial Officer

			2019 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2019 Actual Performance	Calculated Performance Score
AFFO modified(2) per Stapled Unit	60%	35%	$3.35	$3.45	$3.60	$3.65	Exceeded Maximum
NAV per Stapled Unit(3)		25%	$61.00	$62.00	$65.00	$65.67	Exceeded Maximum
Acquisitions/ Development(4)		10%	$500 million	$750 million	$900 million	$721.50 million	Exceeded Threshold
Dispositions – Single-tenant Concentration Reduction % (by GLA)		10%	4.5%	6.0%	8.0%	4.0%	Below Threshold
Complete Financings		10%				Refinanced debt and completed two equity raises	Exceeded Target
Average Occupancy		10%	97.0%	98.0%	99.0%	99.1%	Exceeded Maximum
Individual Performance Measure
Strategy Planning and Strategic Execution	40%		Enhance financial reporting disclosures, both external and internal			The CGN Committee considered these specific performance measures and determined that the Chief Financial Officer’s targets were met or exceeded for 2019.
			Develop Finance leaders and engage staff; develop a teamwork culture
			Enhance the information technology platform
			Active engagement with key stakeholders
			Seek process improvements and efficiencies
Total Target	100%					Achieved STIP bonus of 90% of annualized base salary, pro-rated for the period of her employment(1)

Notes:

(1)	Teresa Neto joined Granite as Chief Financial Officer on July 8, 2019.

(2)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding AFFO modified.

(3)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding NAV.

(4)	The acquisitions and development metric excluded the acquisition of 1301 Chalk Hill Road.

Lorne Kumer, Executive Vice President, Head of Global Real Estate

			2019 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2019 Actual Performance	Calculated Performance Score
AFFO modified(1) per Stapled Unit	60%	35%	$3.35	$3.45	$3.60	$3.65	Exceeded Maximum
NAV per Stapled Unit(2)		25%	$61.00	$62.00	$65.00	$65.67	Exceeded Maximum
Acquisitions/ Development(3)		10%	$500 million	$750 million	$900 million	$721.50 million	Exceeded Threshold
Dispositions – Single-tenant Concentration Reduction % (by GLA)		10%	4.5%	6.0%	8.0%	4.0%	Below Threshold
Complete Financings		10%				Refinanced debt and completed two equity raises	Exceeded Target
Average Occupancy		10%	97.0%	98.0%	99.0%	99.1%	Exceeded Maximum
Individual Performance Measure
Strategy Planning and Strategic Execution	40%		Portfolio/asset management			The CGN Committee considered these specific performance measures and determined that the EVP, Head of Global Real Estate’s targets were met or exceeded for 2019.
			Capex management and tenant relations
			Organization and platform
			Leasing
			Strategic objectives
Total Target	100%					Achieved STIP bonus of 87% of base salary

Notes:

(1)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding AFFO.

(2)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding NAV.

(3)	The acquisitions and development metric excluded the acquisition of 1301 Chalk Hill Road.

Other Considerations in Respect of STIP Awards

In addition to the performance measurement categories noted above, the Trustees considered each NEO’s contribution to the overall performance of Granite in 2019 including the role of such NEO in the achievement of the factors discussed under “— Long-Term Incentive Plan (LTIP)”.

STIP – Summary Table

For 2019, the following table summarizes the STIP award made to each NEO currently employed by Granite:

Executive	2019 Potential STIP Award (as a % of Base Salary)			2019 Actual STIP Award
	Minimum	Target	Maximum	$ Value	% of Base Salary
Kevan Gorrie	0%	100%	200%	1,157,840	145%
Teresa Neto(1)	0%	50%	100%	183,776	90%
Lorne Kumer	0%	50%	100%	370,133	87%

Notes:

(1)	Ms. Neto’s STIP award was pro-rated for the period of her employment by Granite.

Long-Term Incentive Plan (LTIP)

Granite’s LTIP is designed to achieve the following objectives:

i)	align employees’ financial interests with those of Unitholders, as the value of the awards are directly tied to Granite’s Stapled Unit price;

ii)	promote the long-term retention of key employees, through multi-year vesting; and

iii)	link compensation to long-term performance.

In 2019, Granite introduced a new LTIP program. Under the new program, executives receive annual awards of restricted stapled units (“RSUs”) and performance stapled units (“PSUs”) on the basis of a percentage of base salary. This new approach is intended to retain executives and induce and reward behaviour that creates long-term value for Unitholders by aligning the interests of executives with those of Unitholders. Based on the terms of the applicable employment agreement for each NEO, the annual LTIP grant levels and mix of RSUs and PSUs is as follows:

Executive	LTIP Grant (% of salary)	LTIP MIX
		Portion in RSUs	Portion in PSUs
Kevan Gorrie	115%	30%	70%
Teresa Neto	75%	40%	60%
Lorne Kumer	75%	40%	60%

Summary of RSUs and PSUs

The chart below summarizes the key features of the RSUs and PSUs granted to NEOs and other senior employees in 2019:

Key Features	RSUs	PSUs

Vesting Schedule	Annual vesting over three-year period

Cliff vesting

(upon the approval by the Board of Granite’s annual financial statements for the third calendar year following the date of grant, subject to achievement relative to performance measures, as specified below)

Grant/Award Determination	Grant amounts are provided for in each NEO’s employment agreement as a specified percentage of base salary

Performance Multiplier	None	Payouts can range from 0 - 200% of the target award value, based on achievement of set performance measures.

Performance Measurement	None

1) 50% – Granite’s Total Unitholder Return relative to the S&P/TSX Capped REIT Index over three years; and

2) 50% – Granite’s Net Asset Value (“NAV”) relative to NAV target established at time of grant, both as more particularly described below under “PSU Awards”.

Distributions	Units accrue credit for distributions

RSU Awards

The future value of the RSU awards tracks the value of Granite’s Stapled Units and the RSU awards generally do not fully vest until the conclusion of three years following the grant date. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “— Equity Compensation Plan Information”.

The following table sets out the RSUs granted in respect of the 2019 year to the NEOs currently employed by Granite:

Executive	RSU Grant Date Fair Value(1)	Number of RSUs Awarded
Kevan Gorrie	$280,000	4,535
Teresa Neto(2)	$461,625(3)	7,476
Lorne Kumer	$158,596	2,476

Notes:

(1)

The grant date fair value of an RSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

(2)	Ms. Neto joined Granite as Chief Financial Officer on July 8, 2019.

(3)

Pursuant to an entitlement in her employment agreement, upon joining Granite Ms. Neto received a one-time special RSU grant of $400,000. Such RSUs vest as to one-third of the total amount on each of August 12, 2020, August 12, 2021 and August 12, 2022. Additionally, Ms. Neto received a regular annual LTIP award of $61,625 in RSU awards in respect of 2019, being a pro-rated amount for the period during which she was employed by Granite.

PSU Awards

For 2019, Granite granted PSUs to each NEO in accordance with the provisions of Granite’s Executive Deferred Stapled Unit Plan. For a description of the Executive Deferred Stapled Unit Plan under which the PSUs are awarded, please see “— Equity Compensation Plan Information”.

Such PSUs represent the right to receive, as determined by the CGN Committee, either Stapled Units (including accrued distribution equivalents) or a cash payment having an equivalent market value to the Stapled Units subject to the award when such PSUs vest in 2022 on the date on which the Board approves Granite’s 2021 annual financial statements, in each case after taking into account the applicable performance multiplier. A performance multiplier of 0% to 200% of the target will be applied to determine the final number of vested PSUs. Such performance multiplier will be the average of two separate multipliers determined by reference to two metrics, weighted equally and calculated on a per Stapled Unit basis, as follows:

●

Total unitholder return (“TUR”) of Granite vs. total unitholder return of the S&P/TSX Capped REIT Index: 50% weighting will be given to Granite’s TUR compared to the TUR achieved by the constituents of the S&P/TSX Capped REIT Index (or its successor in the event S&P/TSX revises the Index) for the period commencing on the grant date and ending December 31, 2021.

o	This multiplier will be based on Granite’s total return percentile ranking within the constituents of the S&P/TSX Capped REIT Index and calculated as follows:

Percentile	< 25th percentile	≥ 25th percentile or ≤ 75th percentile	> 75th percentile
Multiplier in respect of the TUR test	0%	0% to 200% (calculated linearly)	200%

●

Net Asset Value: 50% weighting will be given to Granite’s NAV at vesting compared to a target NAV of $67.00 per Stapled Unit less aggregate current income tax paid or payable per Stapled Unit on asset sales during the vesting period (the “Target NAV”).

o	This multiplier is calculated as follows:

Achievement	< Threshold(1)	≥ Threshold (1) or < Maximum(2)	≥ Maximum(2)
Multiplier in respect of the NAV test	0%	0% to 200% (calculated linearly)	200%

Notes:

(1)

“Threshold” means an actual NAV figure of 90% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

(2)

“Maximum” means an actual NAV figure of 110% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

The following table sets out the PSUs granted in respect of the 2019 year to the NEOs currently employed by Granite:

Executive	PSU Grant Date Fair Value(1)	Number of Units Awarded	Vesting Date
Kevan Gorrie	$640,000	11,686	The date in 2022 on which the Board approves Granite’s 2021 annual financial statements.
Teresa Neto	$92,650	1,501
Lorne Kumer	$237,894	3,714

Note:

(1)

The grant date fair value of a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the PSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of Granite’s executives. The perquisites provided to the executives in 2019 included health benefits and other limited, customary executive perquisites.

Employment Agreements

Each NEO currently employed by Granite is party to an employment agreement with Granite. Each such employment agreement establishes the NEO’s base salary and right to participate in Granite’s STIP, LTIP and benefit programs and provides for certain payments and benefits on their involuntary termination without cause.

Each such NEO is required by his or her employment agreement not to solicit employees of Granite and certain other individuals for 12 months following the termination of his employment. Pursuant to their employment agreements, all NEOs are also required to maintain the confidentiality of Granite’s confidential information. The employment agreement of each NEO also restricts the NEO from engaging in certain activities that would be competitive with Granite’s business for a period of six months after the end of his or her active employment with Granite.

For amounts payable to NEOs on a change of control or the termination of their employment, see “— Change of Control and Termination Provisions”.

Cost of Management

The following table shows Granite’s cost of management ratios, representing the total of all compensation paid or awarded to the President and CEO and to the NEOs (including the President and CEO) as reflected in the Summary Compensation Table in Granite’s management information circular in respect of each indicated year, expressed as a percentage of both Granite’s FFO and market capitalization.

Cost of Management, $ millions

		2019(1)	2018(2)	2017

Total CEO compensation	A	2.9	3.1	1.3

Total NEO compensation	B	4.8	5.7	5.5

FFO(3)	C	177.5	168.9	153.2

Market capitalization as of December 31(4)	D	3,566.4	2,430.9	2,310.0

CEO Compensation:

Cost of management ratio (based on FFO)	A/C	1.62%	1.83%	0.84%

Cost of management ratio (based on market capitalization)	A/D	0.08%	0.13%	0.06%

NEO Compensation:

Cost of management ratio (based on FFO)	B/C	2.70%	3.35%	3.59%

Cost of management ratio (based on market capitalization)	B/D	0.13%	0.23%	0.24%

Notes:

(1)

2019 Total NEO compensation excludes (i) severance and other payments totaling $2.2 million made to Granite’s former CFO, Ilias Konstantopoulos, as a result of his departure on May 30, 2019, and (ii) a one-time $400,000 RSU grant made to Ms. Neto in connection with her appointment as Chief Financial Officer on July 8, 2019.

(2)

Amounts include compensation paid by Granite in 2018 to both Kevan Gorrie (who was appointed President and CEO on August 1, 2018) and Michael Forsayeth (who was CEO during the first part of 2018), but exclude a one-time $2.5 million RSU grant made to Mr. Gorrie on August 1, 2018.

(3)

Funds from operations (“FFO”) is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Figures shown for Granite’s peer group represent FFO as reported by such issuers; however, since non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers, and each issuer may calculate FFO differently. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure. FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS. For a further discussion of FFO and a quantitative reconciliation to net income, see Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2019.

(4)	Represents the total number of outstanding Stapled Units divided by the closing price of the Stapled Units on the TSX as at December 31 of each year.

Performance Graph

The following graph compares the total cumulative Unitholder return for the period from December 31, 2014 to December 31, 2019 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index for such period.

Cumulative Total Returns

Value of $100.000 Invested on December 31, 2014

Fiscal Period End	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019

Granite REIT Stapled Units(1)(2)	$100.00	$97.32	$122.08	$141.46	$161.86	$209.86

S&P/TSX Composite TR Index(2)	$100.00	$91.67	$111.00	$121.08	$110.32	$135.52

S&P/TSX Capped REIT TR Index(2)	$100.00	$95.35	$112.16	$123.21	$131.00	$160.85

Notes:

(1)	Values herein represent total return with dividends and distributions reinvested.

(2)	Source of data: Bloomberg.

The trends identified by the performance graph above show a strong cumulative Unitholder return since December 31, 2014 and that the Stapled Units have significantly outperformed the total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index during that period. The total cumulative return from December 31, 2014 to December 31, 2019 for $100.00 invested in Stapled Units was $209.86, compared to $135.52 for the S&P/TSX Composite Index and $160.85 for the S&P/TSX Capped REIT Index.

Between January 1, 2015 and December 31, 2019, the total cumulative return to Unitholders per $100.00 invested, as a percentage, has been significantly greater than the percentage increase in average compensation paid to NEOs in 2019 as compared to 2015. As noted above, Granite’s compensation philosophy is in part intended to align executive interests with those of Unitholders by emphasizing “at risk” compensation tied to Granite’s Stapled Unit price. Part of the total compensation for all NEOs has been paid in RSUs and, beginning in 2018 for the President and CEO, and in 2019 for all other NEOs, PSUs. These types of compensation provide a direct alignment of Management and Unitholder interests. Furthermore, one of the metrics used in the calculation of the payout value of the PSUs (and, previously, in the determination of payments under the STIP) has been Granite’s total unitholder return in a given period compared to the total return of the S&P/TSX Capped REIT Index over the same period.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2019, 2018 and 2017 by each of Granite’s NEOs. Unless indicated otherwise, all amounts were paid or are payable in Canadian dollars.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-Term Incentive Plans

Kevan Gorrie President and Chief Executive Officer	2019	800,000	920,000	—	1,157,840	—	—	—	2,877,840
	2018	333,333(5)	3,083,333(6)	—	412,500	—	—	—	3,829,166
	2017	—	—	—	—	—	—	—	—

Teresa Neto Chief Financial Officer	2019	204,599(7)	554,275(8)	—	183,776	—	—	—	942,650
	2018	—	—	—	—	—	—	—	—
	2017	—	—	—	—	—	—	—	—
Ilias Konstantopoulos Former Chief Financial Officer	2019	171,321(9)	—	—	—	—	—	2,202,500	2,373,821
	2018	415,000	400,000	—	500,000	—	—	8,743	1,323,743
	2017	415,000	300,000	—	311,250	—	—	8,670	1,034,920
Lorne Kumer Executive Vice President, Head of Global Real Estate	2019	425,000	396,490(10)	—	370,133	—	—	8,833	1,200,456
	2018	415,125	400,000	—	411,344	—	—	8,743	1,235,212
	2017	415,125	600,000(11)	—	311,344	—	—	8,670	1,335,139

Notes:

(1)

Share-based awards represent grants of RSUs and PSUs under the Executive Deferred Stapled Unit Plan, as determined by the Board. The grant date fair value of an RSU and a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU or PSU. The Executive Deferred Stapled Unit Plan provides for the accrual of distribution-equivalent amounts based on distributions paid on the Stapled Units. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants. See “— Long-Term Incentive Plan (LTIP)”.

(2)

Generally, each NEO is awarded an annual cash bonus based on Granite’s compensation practices and policies, as described above under “— Short-Term Incentive Plan (STIP)”. Cash bonuses relating to performance during 2019 were paid as a lump sum in the first quarter of 2020.

(3)

None of the NEOs participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with, retirement.

(4)

Perquisites and other personal benefits for each NEO did not exceed the lesser of $50,000 or 10% of his or her respective total annual salary during 2017, 2018 or 2019. For Mr. Kumer and for Mr. Konstantopoulos in respect of 2017 and 2018, the amounts reflect Granite’s contribution towards the NEO’s registered retirement savings plan. Mr. Konstantopoulos ceased to be Chief Financial Officer on May 30, 2019 and was awarded severance of $2,179,963 and $16,919 of unused vacation days settled in cash. Of the $2,179,963 severance, $779,383 was paid by September 2019 and the remainder is being paid in equal monthly instalments over 14 months, beginning in October 2019. Mr. Konstantopoulos also received $5,618 in contributions to his registered retirement savings plan prior to May 30, 2019.

(5)

Mr. Gorrie was appointed President and CEO on August 1, 2018. On an annualized basis for 2018, Mr. Gorrie’s base salary would have been $800,000. No amounts of Mr. Gorrie’s compensation were received for services as a trustee and director.

(6)

Pursuant to his employment agreement, upon joining Granite, Mr. Gorrie was awarded a one-time special RSU grant of $2,500,000 on the basis of various criteria, including to offset compensation Mr. Gorrie forfeited by changing employers in 2018. Such RSUs vest or vested as to one-third of the total amount on each of August 1, 2019, August 1, 2020, and August 1, 2021.

(7)	Ms. Neto was appointed Chief Financial Officer effective July 8, 2019. On an annualized basis for 2019, Ms. Neto’s base salary would have been $425,000.

(8)

Pursuant to her employment agreement, upon joining Granite, Ms. Neto was awarded a one-time special RSU grant of $400,000 on the basis of various criteria, including to offset compensation Ms. Neto forfeited by changing employers in 2019. Such RSUs vest as to one-third of the total amount on each of August 12, 2020, August 12, 2021, and August 12, 2022.

(9)	On an annualized basis for 2019, Mr. Konstantopoulos’ base salary would have been $415,000.

(10)

In addition to Mr. Kumer’s annual LTIP entitlement equal to 75% of his base salary, in conjunction with entering into his amended employment agreement in 2019, he received a one-time grant of RSUs and PSUs with a grant date value of $77,740.

(11)

Mr. Kumer received a regular annual LTIP award of $300,000 in respect of 2017. In addition, in March 2017 the Board approved a one-time grant of RSUs to Mr. Kumer in the amount of $300,000 for retention purposes.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2019 for each NEO. There are no option-based awards outstanding as of December 31, 2019 for NEOs.

Name	Number of Shares or Units of Shares that Have Not Vested (#)(1)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)

Kevan Gorrie President and Chief Executive Officer	59,426	3,961,931	-

Teresa Neto(3) Chief Financial Officer	9,105	607,030	-

Lorne Kumer Executive Vice President, Head of Global Real Estate	25,411	1,694,151	-

Ilias Konstantopoulos Former Chief Financial Officer	-	-	-

Notes:

(1)

The numbers in this column represent entitlements under the Executive Deferred Stapled Unit Plan and include share-based awards that were received as distribution equivalents payable on share-based awards. References to “shares” should be read as references to “Stapled Units”.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the five-day volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding December 31, 2019, which was $66.67, by the applicable number of RSUs and PSUs. Subject to blackout restrictions, vested RSUs and PSUs are generally settled within 60 days.

(3)	Ms. Neto joined Granite as Chief Financial Officer on July 8, 2019.

Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the financial year ended December 31, 2019.

Name	Option-based awards — Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation — Value earned during the year ($)(3)

Kevan Gorrie President and Chief Executive Officer	-	1,003,065	1,157,840

Teresa Neto Chief Financial Officer	-	-	183,776(4)

Lorne Kumer Executive Vice President, Head of Global Real Estate	-	251,856	370,133

Ilias Konstantopoulos(5) Former Chief Financial Officer	-	184,577	-

Notes:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the RSUs by the number of vested RSUs. No PSUs vested in 2019.

(3)	These are the same amounts as disclosed under the “Annual Incentive Plans” column in the Summary Compensation Table above.

(4)	Ms. Neto’s STIP award was pro-rated for the period of her employment by Granite.

(5)	In addition to the amount shown, on September 30, 2019, Mr. Konstantopoulos’ outstanding RSUs, having a value of $1,054,596, vested and were settled in cash.

Change of Control and Termination Provisions

The employment agreements entered into with each NEO, other than Mr. Konstantopoulos, contain the termination and change in control benefits that are summarized below. For a table setting out the estimated termination and change of control payments that would be payable by Granite if the triggering event occurred on December 31, 2019, see “— Summary of Change of Control and Termination Benefits” below. See also “— Employee Agreements” for more details. See “— Arrangements Regarding Departure of Former Chief Financial Officer” for a discussion of the departure of Mr. Konstantopoulos.

Change of Control Benefits

The change of control provisions in the employment agreement for Mr. Gorrie provide that if Granite terminates Mr. Gorrie’s employment without just cause following a “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third party, (ii) the sale of all or substantially all of the assets of Granite to a third party, (iii) all necessary approvals are received to authorize the dissolution and liquidation of Granite, or (iv) in connection with a contested election of directors, the persons who were directors of Granite before such election shall cease to constitute a majority of the Board), then he will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment, a STIP award, based on his target STIP award, on a pro-rata basis up to the last day of his employment, as well as a payment equal to 18 months’ compensation plus two months’ compensation for each year of completed service, to a maximum of 24 months’ compensation after three years of completed service. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) the award under the STIP to him in respect of the most recent year, and (y) the average of the awards under the STIP granted to him in respect of the most recent two completed years, respectively; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e. without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro-rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

The change of control provisions in the employment agreements for Ms. Neto and Mr. Kumer provide that if Granite terminates the NEO’s employment without just cause following “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third party, (ii) the sale of all or substantially all of the assets of Granite to a third party, or (iii) an event that the Board determines to be a change in control has occurred), then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of her employment, a STIP award, based on such NEO’s target STIP award, on a pro-rata basis up to the last day of his or her employment, as well as a payment equal to 18 months’ compensation in the case of Ms. Neto, and 24 months’ compensation in the case of Mr. Kumer. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) (i) in the case of Ms. Neto, if Ms. Neto’s employment has lasted less than one year, a STIP award equal to her target STIP award; or (ii) in respect of Mr. Kumer, and Ms. Neto if Ms. Neto’s employment has lasted one year or more, the greater of (x) the award under the STIP to such NEO in respect of the most recent year, and (y) the average of the awards under the STIP granted to such NEO in respect of the most recent two completed years, respectively; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e. without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro-rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

Termination Benefits

Upon any termination of Mr. Gorrie’s employment, his employment agreement provides that he is entitled to receive his base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment.

Mr. Gorrie’s employment agreement provides that Mr. Gorrie may resign, or his employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Mr. Gorrie terminates his employment for “good reason”, or if Granite terminates his employment without cause or because of a disability that has caused him to be unable to fulfil his duties, Mr. Gorrie would be entitled to receive a STIP award, based on his target STIP award, on a pro-rata basis up to the last day of his employment, as well as a payment equal to 18 months’ compensation plus two months’ compensation for each year of completed service, to a maximum of 24 months’ compensation after three years of completed service. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) the award under the STIP to him in respect of the most recent year, and (y) the average of the awards under the STIP granted to him in respect of the most recent two completed years, respectively; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e. without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that (a) in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro-rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested; and (b) in the case of termination because of the occurrence of a disability, any outstanding RSUs issued as a signing bonus will vest on a pro-rata basis, calculated with regard to the period of time between the date on which such RSUs most recently vested and the last day of employment. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of Mr. Gorrie’s employment agreement, “good reason” means the occurrence of any of the following: (i) the assignment to Mr. Gorrie of any duties materially inconsistent with Mr. Gorrie’s position, duties and responsibilities with Granite, except in connection with the termination of Mr. Gorrie’s employment for just cause; (ii) any material reduction in Mr. Gorrie’s base salary, benefits or perquisites; (iii) a material reduction in Mr. Gorrie’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of Mr. Gorrie to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where Mr. Gorrie is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from Mr. Gorrie’s current residence; (v) Mr. Gorrie is no longer reporting to the Board or is not nominated for election as a director at any annual general meeting of shareholders of Granite GP; and (vi) the removal of duties from Mr. Gorrie in his capacity as CEO which is inconsistent with the duties of a CEO of a public real estate investment trust.

Upon any termination of Ms. Neto’s or Mr. Kumer’s employment, their respective employment agreements provide that they are entitled to receive their base salary, medical and other benefits, expenses and accrued vacation up to the last day of their employment.

The employment agreements of each of Ms. Neto and Mr. Kumer provide that they may resign, or their employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Ms. Neto or Mr. Kumer terminate their employment for “good reason”, or if Granite terminates their employment without cause or because of a disability that has caused them to be unable to fulfil their respective duties, then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of his or her employment, a STIP award, based on such NEO’s target STIP award, on a pro-rata basis up to the last day of his or her employment, as well as a payment equal to 18 months’ compensation in the case of Ms. Neto, and 24 months’ compensation in the case of Mr. Kumer. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) (i) in the case of Ms. Neto, if Ms. Neto’s employment has lasted less than one year, a STIP award equal to her target STIP award; or (ii) in respect of Mr. Kumer, and Ms. Neto if Ms. Neto’s employment has lasted one year or more, the greater of (x) the award under the STIP to such NEO in respect of the most recent year, and (y) the average of the awards under the STIP granted to such NEO in respect of the most recent two completed years, respectively; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e. without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro-rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of the employment agreements of Ms. Neto and Mr. Kumer, “good reason” means the occurrence of any of the following: (i) the assignment to such NEO, of any duties materially inconsistent with the NEO’s position, duties and responsibilities with Granite, except in connection with the termination of the NEO’s employment; (ii) any material reduction in the NEO’s base salary, benefits or perquisites; (iii) a material reduction in the NEO’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of the NEO or Granite to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where the NEO is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from the NEO’s current residence; (v) the NEO is no longer reporting to the CEO; (vi) in the case of Ms. Neto, the removal of duties from Ms. Neto in her capacity as Chief Financial Officer which is inconsistent with the duties of a Chief Financial Officer of a public real estate investment trust; (vii) in the case of Mr. Kumer, the removal of material duties or responsibilities from his role; and (viii) in the case of Mr. Kumer, Granite GP or Granite REIT is no longer a reporting issuer.

Summary of Change of Control and Termination Benefits

The following table provides details regarding the estimated payments to each of the NEOs currently employed by Granite (i) in the event of termination (without cause) on December 31, 2019 in connection with a “Change of Control” as described above, and (ii) in the event of termination by Granite (without cause) on December 31, 2019 other than in connection with a Change of Control.

Name	Estimated Change of Control Termination Payment ($)	Estimated Termination Payment ($)

Kevan Gorrie President and Chief Executive Officer	4,796,400(1)	4,796,400(1)

Teresa Neto Chief Financial Officer	1,434,375(1)	1,434,375(1)

Lorne Kumer Executive Vice President, Head of Global Real Estate	2,268,977(1)	2,268,977(1)

Note:

(1)	In addition, all unvested RSUs or other unvested equity-based compensation will accelerate and vest.

Arrangements Regarding Departure of Former Chief Financial Officer

On May 30, 2019, Ilias Konstantopoulos ceased to be Chief Financial Officer of Granite. In connection with Mr. Konstantopoulos’ departure, Mr. Konstantopoulos will receive a severance payment in an aggregate amount of $2,179,963, together with $16,919 of unused vacation days settled in cash, in accordance with the terms of his employment agreement. Of the $2,179,963 severance, $779,383 was paid by September 2019 and the remainder is being paid in equal monthly instalments over 14 months, beginning in October 2019. In addition, on September 30, 2019, Mr. Konstantopoulos’ outstanding RSUs, having a value of $1,054,596, vested and were settled in cash.

Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2019.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights)

Stock option plan approved by securityholders(1)	—	—	1,886,544

Executive Deferred Stapled Unit Plan approved by securityholders	146,165	—	613,441

Total	146,165	—	2,499,985

Note:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the board of directors of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the CGN Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of deferred stapled units (“Grants”), at the discretion of the CGN Committee, in the form of PSUs (each representing the right to receive one Stapled Unit or the market value thereof for each PSU that vests as described below under “— Vesting and Settlement”) or RSUs (each representing the right to receive one Stapled Unit or the market value thereof as described below under “— Vesting and Settlement” and “— Grant Terms”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the CGN Committee and approved by the Board.

Purposes of the Executive Deferred Stapled Unit Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable

Up to 1,000,000 previously unissued Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 1.9% of Granite’s outstanding Stapled Units as of December 31, 2019. As at December 31, 2019, 204,764 Stapled Units had been issued under settled RSUs, and 146,165 Stapled Units were issuable under outstanding RSUs and PSUs, representing approximately 0.4%, and 0.3%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs previously settled, and assuming the settlement of all outstanding RSUs and PSUs in previously unissued Stapled Units, 613,441 Stapled Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of December 31, 2019, representing approximately 1.1% of Granite’s outstanding Stapled Units as of December 31, 2019.

The “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of basic securities outstanding for the applicable year) for the Executive Deferred Stapled Unit Plan was 0.20% in 2019, 0.20% in 2018 and 0.09% in 2017.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Vesting and Settlement

A deferred stapled unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties or in previously unissued Stapled Units issued by Granite, or any combination thereof, as determined by the CGN Committee. Market value for the purposes of settling a deferred stapled unit in cash on any settlement date shall generally be based on the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the CGN Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of deferred stapled units included in a Grant at the time the Grant is made where a multiplier applies to such deferred stapled units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units.

Grant Terms

The CGN Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of deferred stapled unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any deferred stapled units granted, including terms relating to performance conditions to be met or conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to deferred stapled units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of deferred stapled units that vest being more or less than the number of deferred stapled units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any deferred stapled unit will be waived or accelerated without any further action by the CGN Committee; the circumstances in which a deferred stapled unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a deferred stapled unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a deferred stapled unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a deferred stapled unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of deferred stapled units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s deferred stapled units will thereupon become vested in an amount equal to the product of (i) the number of deferred stapled units which have not previously vested plus any dividend/distribution equivalent deferred stapled units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the deferred stapled units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no deferred stapled units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent deferred stapled units in respect of such deferred stapled units, shall vest, and all such deferred stapled units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any deferred stapled units.

Amendment of the Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding deferred stapled units;

(b)	permit a Participant to transfer or assign deferred stapled units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite REIT and Granite GP function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and the SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”). Granite’s website, www.granitereit.com, contains various charters and policies that have been adopted by Granite pursuant to corporate governance requirements and guidelines, as well as information on its compliance with the NYSE’s corporate governance standards. Management, the CGN Committee and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board” or “Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable.

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Boards of Granite REIT and Granite GP are comprised of the same nine individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument 52- 110 — Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that eight of such members (Messrs. Aghar, Daal, Marshall, Mawani and Miller and Ms. Grodner, Ms. Murray and Ms. Warren) are “independent” based on the applicable tests. In reaching these conclusions, the Boards determined that each such person is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with his or her independent judgment — with Granite. Mr. Gorrie, the President and CEO of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent trustee or director. Mr. Marshall is currently the chair of each of the Boards (the “Chair”).

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent trustees and directors is scheduled at each Board meeting to provide the independent trustees and directors the opportunity to discuss matters without Management present. In 2019, seven such in camera sessions of independent trustees and directors were held. The independent trustees and directors met without Management present at each of the regularly scheduled Board meetings held in 2019. Meetings of independent trustees and directors are also separately called as necessary. Granite believes that the size of the Board, facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Boards held a total of seven meetings in 2019. Each director and trustee attended all Board meetings held in 2019 while such person was a director and trustee, other than Ms. Murray who attended three of four meetings held while she was a director and trustee, and Mr. Manji, who attended two of three meetings held while he was a director and trustee. The attendance record of each proposed trustee and director is also detailed above under “Matters to be Acted Upon at the Meetings — Election of Trustees of Granite REIT”.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board of Granite REIT oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board of Granite REIT operates pursuant to its written charter (the full text of which is posted on Granite’s website at www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite REIT’s approach to governance;

●	periodically reviewing Granite REIT’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, an annual information form, quarterly interim reports and periodic press releases; and

●	appointing an audit committee and other committees of the Board of Granite REIT as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board of Granite GP oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board of Granite GP operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as Granite GP’s articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite GP’s approach to governance;

●	periodically reviewing Granite GP’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, annual information form, quarterly interim reports and periodic press releases;

●	appointing an audit committee and other committees of the Board of Granite GP as considered appropriate from time to time;

●

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board of Granite GP shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

●

periodically reviewing and, if advisable, approving Granite’s business and capital plans; in discharging this responsibility, the Board of Granite GP shall consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital;

●	periodically reviewing reports of the CGN Committee concerning Granite’s approach to executive compensation and Board compensation; and

●	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Board Committees

CGN Committee of Granite GP

The Board of Granite GP has formed a CGN Committee which is currently composed of Mr. Mawani (Chair), Ms. Murray and Ms. Warren, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The CGN Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the CGN Committee charter is posted on Granite’s website, www.granitereit.com.

Responsibilities of the CGN Committee include (i) the nomination of persons for election to the Boards, and (ii) the corporate governance of Granite. The CGN Committee also has certain responsibilities with respect to compensation, which are described above under “Compensation Discussion and Analysis — Compensation, Governance and Nominating Committee”. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite REIT and Granite GP in the best interests of Granite REIT and Granite GP. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the CGN Committee on behalf of and for the Board.

In exercising its powers and discharging its duties with respect to governance and nominating, the CGN Committee shall:

●

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of trustees and directors (including the number of independent trustees and directors) on the effectiveness of the Boards and the ability of the Boards to act independently of Management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent trustees and directors;

●

in consultation with the Chair of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a unit;

●

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

●	periodically review the disclosure policy of Granite, any proposed material amendments to which shall be recommended to the Boards;

●	review, monitor and make recommendations regarding new trustee and director orientation and the ongoing development of existing trustees and directors;

●

review from time to time, as required, the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chair of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards;

●	monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct; and

●	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the majority voting policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the CGN Committee charter, the CGN Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards trustee and director nominees for the next annual general meetings of holders of REIT Units and holders of GP Shares.

The CGN Committee shall, annually or as required, recommend to the Board the individual trustees and directors to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the CGN Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and the competencies and skills each new nominee will bring to the boardroom, as well as the objectives of the Diversity Policy of Granite. The CGN Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

The Board believes that diversity is important to ensure that Board members provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with relevant competencies and skills can play in contributing to diversity of perspective in the boardroom.

The Boards’ Diversity Policy includes provisions relating to the identification and nomination of women trustees and directors. As set out in the Diversity Policy, Granite has set a target that women represent more than 20% of the total membership on the Boards by June 30, 2019. Granite first adopted its Diversity Policy in 2015, at which time, Granite had zero women out of seven directors and trustees. As of the date of this Circular, Granite has three women out of nine directors and trustees, representing approximately 33% of its trustees and directors. It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Boards. The Policy provides that in reviewing composition of the Boards and identifying suitable candidates for nomination for election to the Boards, candidates will be selected based on merit and against objective criteria, and due consideration will be given to diversity in identifying candidates and selecting candidates. The Policy provides that the CGN Committee will periodically assess the effectiveness of the Board nomination process at achieving Granite’s diversity objectives.

In March 2020, the CGN Committee considered and discussed with the full Board (i) the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, (ii) the competencies and skills that the Board considers each existing trustee and director to possess, (iii) ways in which the Board could be supplemented, including with a view to achieving the objectives of Granite’s Diversity Policy and (iv) the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable. Based on the foregoing, the Board determined to maintain the size of the Board at nine trustees and directors.

Assessments

The CGN Committee, in consultation with the Chair, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The CGN Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of the Chair of each of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards. The CGN Committee most recently conducted a review of the Board and committee charters and certain other corporate governance policies and documents in March 2020 as well as conducted an assessment survey of the Boards in March 2020.

In carrying out its assessment function, the CGN Committee solicits feedback from trustees and directors, including the President and CEO, on the performance of the Boards as a whole, as well the performance of each committee and the contributions of each individual Board member. Each of the Boards, the committees thereof and individual trustees and directors are evaluated on their effectiveness on an annual basis. Each trustee and director is provided with an anonymous survey to be completed. The survey covers the effectiveness and contribution of: (i) the Boards as a whole; (ii) each of the committees of the Boards; and (iii) individual trustees and directors. In particular, the survey seeks subjective comment in relevant areas, including the composition of the Boards, areas for improvement and important issues relevant to the Boards and/or the committees thereof, and the effectiveness and contribution of each individual trustee and director. The survey allows trustees and directors to comment on areas for improvement to ensure the continued effectiveness of the Boards and the committees thereof. The results from the survey are reported to the CGN Committee and any matters raised through the evaluations are summarized by the Chair of the CGN Committee. The CGN Committee chair discusses results in detail with the Chair of the Board and feedback is provided to the Board and the individual trustees. The CGN Committee most recently conducted an assessment survey of the Boards in March 2020.

The CGN Committee considers the results of recent Board effectiveness assessments when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees.

Term Limits

The term of office of each of Granite’s trustees and directors expires not later than the next annual general meetings of Unitholders unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have established a term limit policy that provides that non-executive directors and trustees may serve for up to nine years on the Boards, unless otherwise determined by the Boards in their discretion. The President and Chief Executive Officer, if a trustee and director, is not subject to a term limit.

Granite believes that the composition of the Board should reflect a balance between experience and knowledge, on the one hand, and the need for renewal and fresh perspectives, on the other hand. Granite does not have a retirement age policy.

Trustees and directors are generally expected to serve a maximum of nine years, subject to performance assessments every year, annual re-election by Unitholders and the other requirements of Granite’s governance guidelines. If deemed appropriate by the Boards, a trustee and director may be nominated for re-election for further terms beyond the noted nine-year guideline. The Boards believe that their thorough and rigorous annual performance assessment of trustees and directors enables the Boards to assess whether trustees and directors continue to make valuable contributions to Granite, its Boards and its business. After careful consideration, based on a favourable performance assessment, including peer reviews, and in recognition of his continuing contributions to Granite, the Boards have requested that Mr. Gerald Miller stand for re-election to the Boards at the Meetings.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Messrs. Miller (Chair), Daal and Mawani, each of whom is considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The Boards have also determined that each of Messrs. Miller, Daal and Mawani is an “audit committee financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the articles of Granite GP (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on Granite’s website, www.granitereit.com, and is attached as an appendix to Granite REIT’s Annual Information Form dated March 4, 2020.

In accordance with the Audit Committee charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

●	oversee Granite’s financial statements and financial disclosures;

●

review and, if advisable, recommend for Board approval the annual audited and interim combined financial statements of Granite REIT and Granite GP, the external auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operation;

●

review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

●	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

●	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor;

●	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Audit Committee; and

●

review any complaints and concerns that may be received pursuant to Granite’s Internal Reporting Procedures, which include any potential violations of Granite’s Code of Conduct and Ethics and Anti-Bribery Policy, and, if it determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with Management to reach a satisfactory conclusion. The Chair of the Audit Committee is also a contact for purposes of any employee complaints regarding Granite’s Internal Reporting Procedures.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered professional accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks. See “— Risk Management Oversight” for details.

Each Audit Committee is also responsible for: pre-approval of non-audit services by the external Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former external Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the heading “Audit Committee” in the Annual Information Form of Granite REIT dated March 4, 2020 available on SEDAR at www.sedar.com.

Investment Committee of Granite GP

The Board of Granite GP has formed an Investment Committee that is currently composed of Mr. Aghar (Chair), Mr. Marshall and Ms. Grodner, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The Investment Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the Investment Committee charter is posted on Granite’s website, www.granitereit.com.

In accordance with the Investment Committee charter, the Investment Committee shall review and make recommendations to the Boards regarding the investment objectives of Granite and proposed direct or indirect acquisitions, investments, dispositions and borrowings of Granite. The objective of the Investment Committee is to ensure an effective allocation of capital that is consistent with Granite’s strategic plan while balancing financial and operational risks with a view to maximizing the long-term value of Granite.

Pursuant to its charter, the Investment Committee shall, among other things:

●	at least annually, review Management’s assessment of Granite’s properties, taking into account property type, location, lease profile, risk, and marketability;

●	periodically review and make recommendations to the Boards regarding the investment objectives of Granite; and

●

review and make recommendations to the Boards regarding certain prescribed (a) proposed acquisitions, investments and dispositions by Granite or its subsidiaries and (b) proposed borrowings and assumption or granting of any mortgage or other security interest in real property (other than renewals of existing mortgages or security interests, which need not be approved by the Investment Committee), including any assignment of rents and other monies derived from or related to real property.

Position Descriptions

Chair of the Board

Each of the Boards has developed a written position description for the Chair of the Board. The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chair is responsible for:

●	providing leadership to foster the effectiveness of the Board;

●	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

●	acting as an advisor to the executive team in matters concerning the interests of Granite;

●	ensuring that the appropriate committee structure is in place and assisting the CGN Committee in making recommendations for appointment to such committees;

●	in consultation with the other members of the Board and the President and CEO, preparing the agenda for each meeting of the Board;

●	ensuring that trustees or directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

●

chairing Board meetings and sessions of independent trustees or directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

●	chairing all Unitholder general meetings;

●

together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual trustees or directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the CGN Committee for changes when appropriate;

●	consulting with the CGN Committee on candidates for nomination or appointment to the Boards;

●	working with the President and CEO to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the

President and CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

●	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the Chairs of the Audit Committee of each Board, the CGN Committee of the Board of Granite GP and the Investment Committee of the Board of Granite GP which set out the key responsibilities of each Chair of these committees have also been approved by the applicable Boards. Each Chair is an independent trustee or director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chair of a committee is responsible for:

●	providing leadership to foster the effectiveness of the committee;

●	ensuring there is an effective relationship between the Board and the committee;

●	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

●	ensuring that an appropriate charter for the committee is in effect and assisting the CGN Committee in making recommendations for amendments to such committee’s charter;

●	taking the principal initiative in scheduling meetings of the committee;

●	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

●	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

●

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

●

together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the CGN Committee for changes when appropriate;

●

working with the President and CEO to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the President and CEO any issues that are preventing the committee from being able to carry out its responsibilities; and

●	providing additional services required by the Board and the committee.

President and Chief Executive Officer

The Boards have developed a written position description and mandate for the President and CEO. The President and CEO is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the President and CEO shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The President and CEO is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling his or her duties, the President and CEO is responsible for:

●	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

●	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

●	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

●	providing leadership and vision, and maintaining a high level of employee morale and motivation, with a view to ensuring the implementation of Granite’s strategy;

●	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

●	developing and incentivizing the executive officers and senior management of Granite and providing overall management to ensure the effectiveness of the leadership team;

●

making recommendations to Granite GP’s CGN Committee respecting the appointment of the Chief Financial Officer, Executive Vice President and Head of Global Real Estate and all other officers appointed by the Granite GP Board, after consideration of the objectives of Granite’s Diversity Policy;

●

making recommendations to Granite GP’s CGN Committee respecting the compensation and other terms of employment of the Chief Financial Officer, Executive Vice President and Head of Global Real Estate, and all other officers appointed by the Granite GP Board;

●	ensuring that succession plans are in place for Granite which reflect consideration of the objectives of Granite’s Diversity Policy;

●	serving as Granite’s chief spokesperson and ambassador;

●

ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite REIT or the Board of Granite GP in effect from time to time; and

●

ensuring that each of the Boards remains fully informed through direct communication with the Chair of such Board for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. In addition, Granite provides access to an online trustee / director resource centre containing comprehensive trustee / director orientation information as well as historical disclosure materials. This online trustee / director resource centre is periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite.

Granite’s ongoing Board education initiatives include frequent business and industry updates from Management as well as presentations from Granite’s independent advisors and guest speakers. On May 6 2019, CBRE presented to the Boards and executive officers on the US industrial market outlook, including in regards to capital flows, investor demands, and industrial space supply and demand. In addition, on November 4, 2019 BMO presented to the Boards and executive officers on the global automotive industry, including the evolution of the supply chain, the impact of technology and supply and demand fundamentals.

Beginning in 2019 Granite became a corporate member of The Institute of Corporate Directors (“ICD”). The ICD membership, which includes individual memberships for each trustee and director, provides access to resources, education and professional development programs on corporate governance, board effectiveness and related matters.

The CGN Committee is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors. As part of Board orientation initiatives, in 2019, Ms. Grodner, Ms. Murray and Ms. Warren toured several of Granite’s Austrian properties.

The table below lists some of the third-party conferences, seminars, courses, webinars and presentations on a broad range of topics that were attended by individual directors and trustees of Granite between January 1, 2019 and December 31, 2019 as part of their continuing education.

Presented / Hosted by	Topic / Event	Attended by

Informa Exhibitions	RealREIT 2019	Mr. Gorrie

Informa Exhibitions	Toronto Real Estate Forum	Mr. Gorrie

YPO	Trusting your Gut: The How & Why of Making Intuitive Decisions	Mr. Aghar

CBRE	Canadian Market Outlook Breakfast 2018	Mr. Aghar

Informa Exhibitions	Real Capital Forum	Mr. Aghar

CIBC	CIBC Annual Real Estate Conference	Mr. Aghar

YPO	Retail: Past, Present and Future	Mr. Aghar

Informa Exhibitions	RealREIT 2019	Mr. Aghar

DC Finance	Toronto Real Estate Family Office and High Net Worth Conference	Mr. Aghar

YPO	Diversity of Learnings: Engineering & Construction – War Story	Mr. Aghar

Canadian Club	Delivering the Future: Exclusive YPO/VIP Conversation with John Ferguson	Mr. Aghar

Presented / Hosted by	Topic / Event	Attended by

Informa Exhibitions	Toronto Real Estate Forum	Mr. Aghar

Informa Exhibitions	Toronto Real Estate Forum	Mr. Daal

Informa Exhibitions	Vancouver Real Estate Forum (Vancouver)	Mr. Daal

Informa Exhibitions	Global Property Market Conference (Toronto)	Mr. Daal

REALPAC	REALPAC Chief Executive Summit (Calgary)	Mr. Daal

Corenet Global Organization	Corenet Global Summit 2019	Ms. Grodner

CIBC Asset Management	2019 Economic & Investment Outlook – What the Experts Say	Mr. Mawani

MNP LLP	Financial & Auditor Reporting Update	Mr. Mawani

CIBC Investment Banking	2019 Annual Real Estate Conference	Mr. Mawani

Deloitte Canada	Be Your Own Activist	Mr. Mawani

Blake, Cassels & Graydon LLP	Six Cases Every Leasing Professional Should Know	Mr. Mawani

EY Canada	GTA Audit Committee Roundtable	Mr. Mawani

Hugessen Consulting	Executive Pay Trends and Issues	Mr. Mawani

Oslers	A Primer on D&O Insurance	Mr. Mawani

CPAB Real Estate Industry Forum	CPAB Inspections & Issues Facing Audit Committees of RE Companies in Canada	Mr. Mawani

McCarthy Tetrault	Annual Disclosure and Governance Seminar	Mr. Mawani

Rotman Business School	Real Estate Experts Speaker Series	Mr. Mawani

CPA British Columbia	Legal Responsibilities of Officers and Directors	Mr. Miller

CPA British Columbia	Bringing Artificial Intelligence to the Financial Audit	Mr. Miller

CPA British Columbia	Canada Planning Across the Enterprise	Mr. Miller

CPA Canada	Canada Canadian Public Company Financial Reporting Update	Mr. Miller

CPA Canada	AcSB Domestic Standards Update for Part II and Part III	Mr. Miller

CPA Canada	Technology, Investors and the Evolving Financial Information Landscape	Mr. Miller

CPA Canada	AcSB Framework for Reporting Performance Measures	Mr. Miller

CPA Canada	Introduction to Anti-Money Laundering	Mr. Miller

CPA Canada	Fraud Prevention for Professionals	Mr. Miller

CPA Canada	Canada Emerging Ethical Challenges for CPAs	Mr. Miller

Blake, Cassels & Graydon LLP	Negotiating Skills	Ms. Murray

Blake, Cassels & Graydon LLP	Diversity and Acquisition Trends	Ms. Murray

Presented / Hosted by	Topic / Event	Attended by

Blake, Cassels & Graydon LLP	Mergers and Acquisitions	Ms. Murray

Blake, Cassels & Graydon LLP	Shareholder Activism	Ms. Murray

Computershare	Creating Positive Shareholder Experiences	Ms. Warren

Computershare	Environmental, Social and Governance: Now and Next	Ms. Warren

Computershare	Protecting Data in a Cyber World	Ms. Warren

Computershare	Corporate Governance and Proxy Season Trends 2019	Ms. Warren

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors of Granite. A copy of the Code of Conduct is posted on Granite’s website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Manager, Legal & Investor Services at Granite’s principal executive offices set out in this Circular. The CGN Committee of the Board of Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations. There have been no such waivers to date.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Risk Management Oversight

The Audit Committee of each of Granite REIT and Granite GP is entrusted with responsibility for overseeing the identification and assessment of the principal risks to the operations of Granite and the establishment and Management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to Unitholders and to the long-term viability of Granite. Each Audit Committee performs this function pursuant to a written charter as described under “— Audit Committee of Granite REIT and Granite GP”. Each Audit Committee requires Management to report periodically to the Audit Committee, and each committee reports periodically to the Boards, on the principal risks faced by Granite and the steps implemented by management to manage these risks.

In fulfilling this risk oversight responsibility, the Audit Committees review a risk matrix prepared and presented by management to the Audit Committees on a quarterly basis. This risk matrix identifies risks to Granite and assesses the probability of the risks occurring and the potential severity of the impact, should they occur, as well as mitigation strategies and controls intended to reduce such potential impact.

Pursuant to the Board charters, Granite’s Boards are responsible for verifying that internal, financial, non-financial and business control and management information systems have been established by management.

See “— Board Committees — Audit Committee of Granite REIT and Granite GP”.

Succession Planning

The Board of Granite GP is responsible for developing and periodically reviewing the succession plans of Granite for the Chair, the President and CEO and the other key executive officers of Granite, including the appointment, training and monitoring of such persons, with consideration to the objectives of Granite’s Diversity Policy. The Board has delegated to the CGN Committee responsibility for periodically reviewing and making recommendations to the Board with respect to general succession planning matters and executive development programs.

It is an objective of Granite’s Diversity Policy that diversity be considered in connection with succession planning and the appointment of members of Granite’s executive management. The Board believes that diversity is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite currently has no female executive officers. Granite has not adopted a target regarding women in executive officer positions as the Board believes that such arbitrary targets are not in the best interests of Granite.

Sustainability Planning

In May 2019, Granite adopted a sustainability plan setting out its plan to pursue environmental, social and governance initiatives that promote sustainability and returns for Unitholders. The principal objectives of the plan are to: (a) promote energy efficiency and sustainable practices at Granite’s current properties; (b) exceed required environmental standards where feasible in Granite’s developments and major replacement projects; (c) reduce use of resources and increase waste diversion; (d) promote volunteerism and community support; and (e) foster employee well-being. Granite expects to publish its first annual report summarizing its progress with respect to its sustainability initiatives in 2020 on its website at www.granitereit.com.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, as at March 31, 2020, no trustee, director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Trustee or Proposed Director, nor any of their respective associates or affiliates has had a material interest, direct or indirect, in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Granite or any of its subsidiaries.

MANAGEMENT CONTRACTS

During Granite’s most recently completed financial year, no management functions of Granite or any of its subsidiaries were to any substantial degree performed by a person or company other than the trustees, directors or executive officers of Granite.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meetings other than those described in the Notice.

Information stated in this Circular is dated as at March 31, 2020 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION REGARDING GRANITE

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in Granite’s audited combined financial statements and management’s discussion and analysis for its most recently completed financial year.

Unitholders may also request copies of these documents from Granite’s Chief Financial Officer by mail addressed to the Chief Financial Officer of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at tneto@granitereit.com.

Contacting the Boards

Unitholders may engage with the Boards at any time during the year by contacting Mr. Marshall, Chairman of the Boards by e-mail at chairman@granitereit.com or by mail addressed to the Chairman of the Boards of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

APPENDIX “A”

BOARD CHARTER OF GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust, as amended from time to time.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Compensation, Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable past CEOs, who are considered non-independent under NP 58-201.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of the Audit Committee and the members and a chair of any other Board committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a trustee who is also an executive officer of a public issuer, including any executive officer of the Trust, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other trustee must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more trustees must not serve together on the boards of more than one public issuer other than the Trust and Granite REIT Inc., (ii) a trustee must not serve on the board of any non-public issuer if two or more other trustees serve on such board, (iii) a trustee who is a senior officer of the Trust must not serve on the board of an issuer if another trustee of the Trust is a senior officer of such issuer, and (iv) a trustee who is a senior officer of another issuer must not serve on the Board if a senior officer of the Trust serves on the board of such other issuer. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Compensation, Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities.

APPENDIX “B”

BOARD CHARTER OF GRANITE REIT INC.

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise and discuss with the chair of the Compensation, Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable, past CEOs, who are considered non-independent under NP 58-201.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review at least annually the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s budget and corporate targets. The Board shall receive and consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to manage these risks.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation, Governance and Nominating Committee concerning the Company’s approach to executive and Board compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the CEO and other key executive officers, including the appointment, training and monitoring of such persons, with consideration to the objectives of the Diversity Policy of the Company and Granite Real Estate Investment Trust (the “Trust”).

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company and that the CEO and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Investment Committee and the Compensation, Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Audit Committee, the Investment Committee and the Compensation, Governance and Nominating Committee, after receiving recommendations from the Compensation, Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than the Trust). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a director who is also an executive officer of a public issuer, including any executive officer of the Company, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other director must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more directors must not serve together on the boards of more than one public issuer other than the Company and the Trust, (ii) a director must not serve on the board of any non-public issuer if two or more other directors serve on such board, (iii) a director who is a senior officer of the Company must not serve on the board of an issuer if another director of the Company is a senior officer of such issuer, and (iv) a director who is a senior officer of another issuer must not serve on the Board if a senior officer of the Company serves on the board of such other issuer. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the committee chairs. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the CEO has responsibility for meeting. The Board shall periodically review a report of the Compensation, Governance and Nominating Committee reviewing this position description and such organizational goals and objectives.

Appointment and Terms of Employment of Other Officers

The Board shall review the recommendations of the Compensation, Governance and Nominating Committee respecting the appointment and terms of employment of all senior management reporting directly to the CEO, and all other officers appointed by the Board, and, if advisable, after consideration of the objectives of the Diversity Policy of the Company and the Trust, approve, any such appointment.